# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549



## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For Management's proxy solicitation to all Registered Shareholders on May 24, 2002 in respect of the Corporation's annual general meeting of shareholders to be held on June 28, 2002; and for the Corporation's audited financial statements for its financial year ended December 31, 2001, Quarterly Report and Annual Information Filing.

P.S. 5-28-02

## Global Light Telecommunications Inc.

(Translation of Registrant's name into English)

#530 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of Principal Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
(Form 20-F____X____Form 40-F________)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(check one) Yes __________No____X____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-____________

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**Global Light Telecommunications Inc.**

By: [signature]
Donald D. MacFayden
Chief Financial Officer

Date: May 24, 2002

# GLOBAL LIGHT TELECOMMUNICATIONS INC.

## PROXY

### FOR THE ANNUAL MEETING TO BE HELD JUNE 28, 2002

**THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION**

The undersigned, being a shareholder of Global Light Telecommunications Inc. (the "Corporation"), hereby appoints W. Gordon Blankstein, Chairman and Chief Executive Officer of the Corporation, or failing him, Donald D. MacFayden, Chief Financial Officer of the Corporation, or failing him, any director of the Corporation, or alternatively, ______________________, as proxyholder, to attend the Annual Meeting (the "Meeting") of the Corporation to be held on June 28, 2002 and at any adjournment thereof and to vote the shares in the capital of the Corporation held by the undersigned with respect to the matters set forth below as follows:

1. Appointment of KPMG LLP, Chartered Accountants, as auditors and authorizing the directors to fix the remuneration to be paid to the auditors.

   VOTE FOR _____ WITHHOLD VOTE _____

2. Fixing the number of directors for the ensuing year at five.

   IN FAVOUR _____ AGAINST _____

3. Election of the Board of Directors as follows:

| | |
|---|---|
| BLANKSTEIN, W. Gordon | Vote For_____ Withhold Vote _____ |
| BEE Sr., Benny | Vote For _____ Withhold Vote_____ |
| WITZEL, Paul | Vote For _____ Withhold Vote_____ |
| MILSTEAD, Matthew B. | Vote For _____ Withhold Vote_____ |
| VAN DYKE, Steven A. | Vote For _____ Withhold Vote_____ |

4. With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.

**THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.**

DATED this _____ day of __________________, 2002.

______________________________ ______________________________

Name (please print) Signature

______________________________

Number of Shares Represented by this Proxy

## NOTES

1. The shares represented by this Proxy will be voted or withheld from voting on any poll requested by a shareholder or proxyholder (provided the instructions are certain) or required by virtue of 5% or more of the outstanding shares of the Corporation being represented by proxies at the Meeting that are to be voted against a matter. If the shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has specified a choice with respect to any of the items above by marking an "x" in the space provided for that purpose the shares will be voted on any poll in accordance with that choice. *If no choice is specified, the proxyholder, if nominated by management, intends to vote the shares represented by the proxy as if the shareholder had specified an affirmative vote.* If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

2. A shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the meeting other than the persons named in the proxy as proxyholders. To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another proxy.

3. This Proxy will not be valid unless it is signed by the intermediary or by the shareholder or their attorney authorized in writing. In the case of a corporation, this Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. If the Proxy is not dated it will be deemed to be dated on the date it is mailed by management of the Corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, of Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders must deliver their proxies in accordance with the instructions given by the financial institution or other intermediary that forwarded the Proxy to them.

5. This Proxy is solicited on behalf of the management of the Corporation.

**Your name and address are registered as shown.**
**Please notify CIBC Mellon Trust Company of any change in your address.**

## GLOBAL LIGHT TELECOMMUNICATIONS INC.

## RETURN CARD

Pursuant to National Policy No. 41 of the Canadian Securities Administrators, Global Light Telecommunications Inc. (the "Corporation") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Corporation's supplemental mailing list, please print your name and address and mail this card to the Corporation's registrar and transfer agent:

**CIBC MELLON TRUST COMPANY**
Suite 1600, Ocean Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Attention: Corporate Trust Department

I do wish to be placed on the Corporation's supplemental mailing list:

______________________________
Name (please print)

______________________________
Address

______________________________

______________________________
Postal or Zip Code

______________________________
Email

## CONSENT

I hereby consent to receiving any and all shareholder communications in electronic form delivered to the email address above.

______________________________
Signature of Shareholder

Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

# GLOBAL LIGHT TELECOMMUNICATIONS INC.

Years ended December 31, 2001 and 2000

KPMG

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

# AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Global Light Telecommunications Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

May 10, 2002, except as to note 2,
which is as of May 15, 2002

# GLOBAL LIGHT TELECOMMUNICATIONS INC.

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 12,385 | $ 22,067 |
| Restricted cash (note 10(d)) | 23,149 | 49,951 |
| Accounts receivable | 16,442 | 14,042 |
| Prepaid expenses and other current assets | 4,894 | 3,061 |
| | 56,870 | 89,121 |
| Due from Bestel, S.A. de C.V. (note 6(a)) | 277 | 14,564 |
| Capital assets (note 7) | 334,118 | 213,112 |
| Other assets (note 8) | 8,356 | 6,661 |
| | $ 399,621 | $ 323,458 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 68,707 | $ 61,914 |
| Short-term notes payable (note 9) | 14,341 | 5,583 |
| Current portion of long-term debt | 13,535 | 3,077 |
| Current portion of convertible debentures | - | 5,165 |
| | 96,583 | 75,739 |
| Long-term debt (note 10) | 231,319 | 160,642 |
| Convertible debentures (note 11) | 34,975 | 29,980 |
| Deferred revenue | 12,682 | - |
| Future income taxes (note 17) | 9,987 | - |
| Other long-term liabilities (note 19(f)(iii)) | 3,764 | - |
| Shareholders' equity: | | |
| Share capital (note 12) | 155,020 | 148,306 |
| Warrants (note 11) | 1,441 | 1,148 |
| Convertible debentures (note 11) | 7,244 | 7,875 |
| Contributed and other surplus (note 13) | 66,042 | 66,042 |
| Deficit | (219,436) | (166,274) |
| | 10,311 | 57,097 |
| | $ 399,621 | $ 323,458 |

Future operations (note 2)
Commitments and contingencies (notes 16 and 19)
Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

*"W. Gordon Blankstein"* Director *"Robert Gardner"* Director

# GLOBAL LIGHT TELECOMMUNICATIONS INC.

Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Revenues | $ 42,740 | $ 67,444 |
| Expenses (recoveries): | | |
| Amortization | 9,181 | 17,284 |
| Direct cost of revenues | 16,056 | 54,063 |
| Development, selling, administrative and other | 42,628 | 45,610 |
| Interest expense on short-term debt, long-term debt and convertible debentures | 17,338 | 25,623 |
| Reduction of negative carrying value of investments (note 5(c)) | (4,537) | (27,730) |
| Equity interest in net loss of investments (note 5(c)) | 5,238 | 9,647 |
| | 85,904 | 124,497 |
| Loss before non-controlling interest and income taxes | (43,164) | (57,053) |
| Non-controlling interest | - | 24,928 |
| Loss before income taxes | (43,164) | (32,125) |
| Future income taxes (note 17) | (9,171) | - |
| Loss for the year | (52,335) | (32,125) |
| Deficit, beginning of year | (166,274) | (134,149) |
| Redemption of convertible debentures (note 11(b)) | (827) | - |
| Deficit, end of year | $ (219,436) | $ (166,274) |
| Loss per share (note 15) | $ (1.69) | $ (1.13) |

See accompanying notes to consolidated financial statements.

# GLOBAL LIGHT TELECOMMUNICATIONS INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Cash provided by (used in): | | |
| Operations: | | |
| Loss for the year | $ (52,335) | $ (32,125) |
| Items not involving cash: | | |
| Amortization | 9,181 | 17,284 |
| Accretion of convertible debentures | 9,570 | 14,136 |
| Loss on sale of due to Bestel, S.A. de C.V. | 1,287 | - |
| Future income taxes | 9,171 | - |
| Write-down of investments | - | 4,491 |
| Reduction of negative carrying value of investments | (4,537) | (27,730) |
| Equity interest in net loss of investments | 5,238 | 9,647 |
| Non-controlling interest | - | (24,928) |
| Changes in non-cash balances relating to operations: | | |
| Accounts receivable | (1,584) | 16,179 |
| Inventory | - | (643) |
| Prepaid expenses and other current assets | (1,833) | (2,369) |
| Accounts payable and accrued liabilities | 16,241 | 13,922 |
| Deferred revenue | 12,682 | - |
| | 3,081 | (12,136) |
| Investments: | | |
| Additions of capital and other assets | (124,973) | (86,028) |
| Acquisitions, net of cash received (note 5) | - | 43,478 |
| Disposition of investments | - | (2,104) |
| Advances to equity investments | (10,149) | - |
| Restricted cash | 26,802 | (32,801) |
| | (108,320) | (79,284) |
| Financing: | | |
| Proceeds from sale of due from Bestel, S.A. de C.V. | 13,000 | - |
| Loan advance | - | 8,407 |
| Short-term notes | 10,331 | 5,583 |
| Repayment of short-term notes | (1,573) | (1,954) |
| Long-term debt | 78,924 | - |
| Repayment of long-term debt | (1,553) | (3,943) |
| Convertible debentures issued | 1,000 | 14,444 |
| Redemption of convertible debentures | (8,141) | (1,000) |
| Deferred financing costs | (3,145) | (890) |
| Issuance of common shares | 6,714 | 66,215 |
| Issuance of common shares and other equity by subsidiaries to non-controlling interest | - | 11,162 |
| | 95,557 | 98,024 |
| Increase (decrease) in cash and cash equivalents | (9,682) | 6,604 |
| Cash and cash equivalents, beginning of year | 22,067 | 15,463 |
| Cash and cash equivalents, end of year | $ 12,385 | $ 22,067 |

Supplementary information (note 20)

See accompanying notes to consolidated financial statements.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

---

**1. Nature of operations:**

The Company was incorporated on November 29, 1993 pursuant to the provisions of the Business Corporations Act (Yukon) and changed its name to Global Light Telecommunications Inc. in 1998 ("Global Light" or the "Company").

Global Light develops international telecommunications projects providing management, financial and business planning and administration, communication, technical and other services as required. As such, Global Light has joint ventures and operations which are developing, marketing and selling telecommunication products and services. The Company's principal telecommunication projects are located in the Caribbean and Mexico and are operated on a joint venture basis. The Company has significant political, currency, technological, competitive, cash flow, financing, and legal risks associated with its projects in Mexico, Central and South America and the Caribbean. The Company has developed strategies to partially mitigate these risks, however, there can be no assurance that these strategies will be effective.

**2. Future operations:**

During the years ended December 31, 2001 and 2000, the Company incurred losses of $52,335 and $32,125 respectively. As at December 31, 2001, the Company has a deficit and working capital deficiency of $219,436 and $39,713, respectively, and it will likely incur additional operating losses as it continues the development of its projects.

These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Certain conditions currently exist that raise doubt as to whether the Company will be able to continue to satisfy this going concern assumption. These financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

The Company's operations and the operations of Bestel and New World may be affected by numerous factors including, but not limited to, early stages of operations, changes in customer requirements, new laws and governmental regulations and policies, ability to obtain new debt or equity financings, ability to upgrade or expand networks, economic and political instability, competition, pricing, demand, technological factors and foreign exchange rate risks.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**2. Future operations (continued):**

Bestel commenced commercial operations in Mexico in 1998 and has generated revenues on a consistent basis since then although such revenues have not been sufficient to cover all of its net cash requirements including debt service payments and principal repayments. Under the current market conditions Bestel will likely continue to incur losses in future periods. Bestel may need to complete further financings or additional equity offerings to fund its obligations. On May 15, 2002, Bestel did not make its semi-annual interest payment in the amount of approximately $9,000 in respect of its 12 ¾% Senior Discount Notes due 2005 (note 10(c)). In the event that this interest payment is not made, or satisfactory arrangements are not made with the bondholders before June 15, 2002, then a default under the indenture covering the Senior Discount Notes would likely have occurred which would result in an acceleration of the principal amount of $144,741 which would otherwise be due on May 15, 2005.

As of December 31, 2001 New World Network had commenced only limited commercial operations although it had substantially completed the construction of the ARCOS-1 network in the Caribbean region. New World experienced losses in 2000 and 2001 and will likely continue to incur losses in future periods. New World's primary sources of funds have been derived from equity investments by shareholders and credit facilities. New World's operational and capital requirements in 2002 are expected to be funded using cash on hand, cash flow from operations, and available credit facilities. New World has an unfunded periodic interest payment in the amount of approximately $4,000 due in August 2002 in respect of its outstanding Bridge Loan (see Note 10(d)). Because of certain reserve clause covenants in connection with New World's credit facilities it is unlikely that this payment will be made through cash flow from operations. If necessary, New World proposes to fund this obligation through an equity offering to its shareholders. New World may be required to do further financings in the event that expected revenues are not achieved on a timely basis to allow it to meet its other obligations as they become due. In addition, beginning in 2002, New World's credit facilities contain financial covenants with respect to maintaining certain interest coverage and present value coverage ratios and achieving certain minimum quarterly cumulative capacity sales. Failure to comply with the financial covenants will not constitute an event of default but will attach certain restrictions to New World. New World is not in compliance with certain of these financial covenants at March 31, 2002.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**2. Future operations (continued):**

As of December 31, 2001 the Company has no operations other than Bestel and New World which generate revenue nor any operations which generate positive net cash flow. Certain payments to creditors have been deferred and certain loans mature on June 30, 2002 (note 9(a)). The Company must either obtain additional capital to satisfy its outstanding obligations as they come due or successfully renegotiate the terms of such obligations. The Company's future operations are dependent on the Company's ability to obtain third party financing in the form of debt or equity and to ultimately generate future profitable operations or income from its holdings. The Company's principal telecommunications projects, Bestel and New World, are also dependent on their ability to ultimately generate profitable operations which will likely require them to obtain additional capital in the form of debt or equity. No certainty can exist that such financings will be available on acceptable terms. In the event that the Company does not participate in any further equity financings by either Bestel or New World Network the Company's proportionate equity interest in such projects will be reduced.

**3. Adoption of new accounting standards:**

In 2001, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations on earnings per share calculations whereby diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, proceeds on the exercise of dilutive instruments are assumed to be used to purchase stock of the Company at the average market price for the period. The recommendation has been applied retroactively, however, there was no impact on the figures presented.

**4. Significant accounting policies:**

(a) Principles of consolidation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and all entities which are controlled by the Company, referred to as subsidiaries. The accounts of the Company's subsidiaries are included from the date of acquisition. Entities subject to significant influence are accounted for using equity accounting. As at December 31, 2001, the Company's 44% (2000 – 42%) interest in NeTrue Communications Inc. ("NeTrue") and 45% (2000 – 45%) interest in Highpoint Telecommunications Inc. ("Highpoint") (note 5(b)) are accounted for using equity accounting. Entities which are jointly controlled, referred to as joint ventures, are accounted for using proportionate consolidation. The Company's 49% interests in Bestel, S.A. de C.V. ("Bestel") and New World Network Holdings, Ltd. ("New World") (note 19) are considered to be joint ventures for accounting purposes as they are subject to agreements which provide for joint control by the participants. These percentage figures are undiluted and do not reflect any options, warrants or other convertible securities which may have been issued by these other entities and which remain outstanding (notes 10(c) and (d)).

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 4. Significant accounting policies (continued):

(a) Principles of consolidation (continued):

During 2000, Highpoint and NeTrue issued share capital for cash and in consideration for the acquisition of certain businesses which resulted in a dilution in the Company's interests in Highpoint and NeTrue, from approximately 61% to 45% and from approximately 58% to 42%, respectively, accordingly, effective October 1, 2000, the Company changed its accounting method from full consolidation to equity accounting for its investments in Highpoint and NeTrue. The Company's consolidated statement of operations includes Highpoint's and NeTrue's statement of operations on a line by line basis up to September 30, 2000 and commencing October 1, 2000, the Company's share of Highpoint's and NeTrue's net loss are included as a component of equity interest in net loss of investments.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including accounts and other receivables, capital and other assets, classification of convertible debentures, disclosure of contingent assets and liabilities at the date of the financial statements, changes in non-controlling interest, warrants and contributed and other surplus and the reported amounts of revenues, expenses, reduction of negative equity in investments, equity interest in net loss of investments, non-controlling interest and future income taxes during the reporting period. Actual results could differ from those estimates used in the preparation of the financial statements.

(c) Cash equivalents:

Cash equivalents include short-term deposits, which are all highly marketable securities with a term to maturity of three months or less when acquired. Short-term deposits are valued at cost.

(d) Restricted cash:

Restricted cash is held by New World and is escrowed for payments to contractors and to make certain interest payments in respect of its outstanding indebtedness.

(e) Capital assets:

Capital assets are initially recorded at cost. Amortization is subsequently provided on the following basis using the straight-line method:

| Asset | Rate |
|---|---|
| Buildings | 30 - 40 years |
| Equipment | 3 - 5 years |
| Telecommunications equipment and network | 3 - 30 years |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**4. Significant accounting policies (continued):**

(e) Capital assets (continued):

Leasehold improvements are amortized on a straight-line basis over the shorter of the initial lease term or their expected useful life.

The cost of concessions and rights of way are included in telecommunications equipment and network and are amortized over their respective concession terms, typically 20 to 30 years.

The Company's joint venture, Bestel, depreciates the cost of capacity constructed for expansion purposes or future sale as described under telecommunications equipment and network. To the extent these assets are sold in whole or in part, the related adjusted costs are charged to operations.

New World commenced amortizing its network in 2001 when it was placed into commercial operation. Construction in progress includes direct expenditures for construction of ARCOS-1 recorded at cost. Capitalized costs also include contractor costs, engineering and consulting fees, costs related to program management, legal costs related to obtaining landing rights licences, costs related to route surveys, and other costs necessary for developing the network. Interest costs and amortized finance costs incurred during the construction phase are capitalized. Total interest incurred by New World, including amortization of deferred financing costs was $36,400 (2000 - $17,200) of which $34,700 (2000 - $10,900) was capitalized for the year ended December 31, 2001.

(f) Goodwill:

Goodwill represents the excess of acquisition consideration over the fair values of the net identifiable assets acquired and is amortized on a straight-line basis over the estimated life of 25 years. The Company evaluates the carrying value of goodwill for potential permanent impairment on an ongoing basis. In order to determine if such a permanent impairment exists, the Company's management considers each business unit's financial condition and projected future earnings before tax. A permanent impairment in the value of goodwill is included in amortization expense in the year such impairment is recognized.

(g) Deferred financing costs:

Deferred financing costs related to convertible debentures and long-term debt, comprised of commissions and legal and filing fees, are amortized on a straight-line basis over the term of the convertible debentures and long-term debt. Any balance of deferred financing costs relating to the conversion of a significant portion of the convertible debentures into common shares is charged to common shares at the time of conversion. Amortization of deferred financing costs relating to debt financings used to construct the network are capitalized as construction in progress during the construction period.

(h) Share issue costs:

The costs of issuing common shares are applied to reduce the stated value of such shares.

**4. Significant accounting policies (continued):**

(i) Translation of foreign currencies:

Transactions in foreign currencies are translated into United States dollars at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into United States dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

(j) Revenue recognition:

Revenue from long distance carrier services is recorded based on customer usage as measured by the Company's switches. Revenue from other telecommunications services is recognized monthly as services are provided. Revenue from service contracts is recognized as the service is provided.

Prior to 2001 the Company's joint venture, Bestel, selectively sold strands of dark fibre (fibre which lacks equipment necessary for transmission) to third parties and these parties are required to pay their portion of ongoing repairs and maintenance costs. As title to the fibres transfer to the third parties, Bestel has recorded these transactions as sales transactions. Bestel may continue to sell dark fibre, however, the sale of dark fibre is not part of its core business.

The sale of dark fibre was recorded as revenue when the project was substantially complete. The cost of dark fibre sales was included in direct cost of revenues and includes the direct cost of the fibre and the proportionate cost of securing the rights of way and construction costs based on the total kilometers of installed fibre. Dark fibre that is exchanged for similar capacity is accounted for as a non-monetary transaction and has no effect on the Company's consolidated balance sheet or consolidated statement of operations.

The Company's other joint venture, New World, has entered into Capacity Sales Agreements ("CSA"), however, none of these agreements meet the criteria of sales-type lease accounting. New World will recognize the revenue from CSA over the terms of the contracts as services.

New World offers customers flexible bandwidth products to multiple destinations and anticipates that many of the contracts for subsea circuits entered into will be part of a service offering. New World anticipates that many of these contracts will not meet the criteria of sales-type lease accounting and will be accounted for as operating leases. Consequently, New World will defer revenue related to those circuits and amortize that revenue over the appropriate term of the contract. New World will treat cash received, but not earned, as deferred revenue. Deposits from customers who enter into CSA for capacity and pay deposits toward the purchase price prior to the segment's ready for commercial service date are included as deferred revenue in the accompanying consolidated balance sheets. In certain circumstances, should a contract meet all of the requirements of sales-type lease accounting, New World will recognize revenue without deferral upon payment and activation.

**4. Significant accounting policies (continued):**

(k) Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated periodically and if realization is not considered "more likely than not", a valuation allowance is provided.

(l) Losses of subsidiaries and dilution gains:

Prior to 2001 certain of the Company's subsidiaries incurred cumulative operating losses that resulted in the subsidiary's liabilities exceeding their assets. The Company recorded the full amount of the excess of liabilities over assets of these subsidiaries as a loss in their consolidated statement of operations. When such subsidiaries complete additional equity financings, the proportionate share of the proceeds applicable to the non-controlling interest is recorded as a gain on settlement of obligations funded by the non-controlling interest and is included in non-controlling interest in the Company's statement of operations. The Company's proportionate share of proceeds that results in a dilution gain is included as a part of contributed surplus if there is significant uncertainty regarding the ultimate realization of these gains, otherwise the dilution gains are recorded in the statement of operations. All dilution gains realized by the Company have been recorded in contributed surplus.

(m) Stock-based compensation plans:

The Company has a stock based compensation plan described in note 12(d). No compensation expense is recognized for this plan when share options are issued to employees as options are granted at the market value of the shares at the date of grant. Any consideration paid by employees on exercise of share options is applied to share capital.

(n) Comparative figures:

Certain of the comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 5. Acquisitions and dispositions:

(a) On July 5, 2001, a subsidiary of New World entered into a stock purchase agreement with Unifibra, S.A. ("Unifibra"), whereby New World acquired 51% of the stock of Unifibra for approximately $126 in cash and indebtedness assumed. This resulted in an excess of purchase price over net assets acquired of $28 (the Company's proportionate share is $14) which has been allocated to goodwill.

In addition, the purchase price for the 2000 acquisition involving Com Tech International Cable Corporation which was allocated based on the estimated fair value of acquired assets and liabilities at the date of acquisition, was finalized in 2001 and an additional $258 (the Company's proportionate share is $126) was allocated to goodwill.

(b) The following 2000 acquisitions have been accounted for using the purchase method of accounting and the results of operations have been proportionately consolidated since the date of acquisition. The Company and its joint venture, New World, made the following acquisitions in 2000:

| | New World Network Holdings, Ltd. | Com Tech International Cable Corporation(1)(2) | Total |
|---|---|---|---|
| *Date of acquisition* | *June 2000* | *November 2000* | |
| Net assets acquired: | | | |
| Cash | $ 99,804 | $ - | $ 99,804 |
| Restricted cash | 17,150 | - | 17,150 |
| Current assets | 2,010 | - | 2,010 |
| Capital assets | 12,769 | 5,336 | 18,105 |
| Other assets | 2,403 | 1,127 | 3,530 |
| Current liabilities | (836) | (137) | (973) |
| Long-term debt | (83,300) | - | (83,300) |
| Acquisition cost | $ 50,000 | $ 6,326 | $ 56,326 |
| Consideration: | | | |
| Cash | $ 50,000 | $ 6,326 | $ 56,326 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 5. Acquisitions and dispositions (continued):

(b) (continued):

(1) Acquired by New World Network Holdings, Ltd. Com Tech International Cable Corporation is the U.S. landing party for the ARCOS-1 network.

(2) On November 8, 2000, Com Tech International Corporation, New World Network Holdings, Ltd., ARCOS-1 USA, Inc. and Com Tech International Cable Corporation entered into an Option Agreement whereby Com Tech International Corporation was granted an option to purchase from Com Tech International Cable Corporation selected assets for approximately $8,500 (the Company's proportionate share is $4,165). Com Tech International Corporation exercised this option on December 18, 2000. New World did not record any gains or losses in connection with this transaction.

(c) Effective October 1, 2000, the Company changed its accounting method from full consolidation to equity accounting for its investments in Highpoint and NeTrue. The assets and liabilities removed from the consolidated balance sheet and the resulting carrying value for the investment at the time of such removal in 2000 is as follows:

| | Highpoint Telecommunications Inc. | NeTrue Communications Inc. | Total |
|---|---|---|---|
| Cash | $ 295 | $ 643 | $ 938 |
| Current assets | 48 | 3,036 | 3,084 |
| Capital assets | - | 1,056 | 1,056 |
| Other assets | 32,385 | 170 | 32,555 |
| Current liabilities | (13,751) | (4,316) | (18,067) |
| Convertible debentures | (40,199) | - | (40,199) |
| Non-controlling interest | (26,508) | (468) | (26,976) |
| Equity carrying value | (47,730) | 121 | (47,609) |
| Equity interest in net loss of investments | - | (121) | (121) |
| Negative carrying value of investments included in accounts payable and accrued liabilities | 20,000 | - | 20,000 |
| Reduction of negative carrying value of investments | $ (27,730) | $ - | $ (27,730) |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 5. Acquisitions and dispositions (continued):

(c) (continued):

The negative carrying value of investments included in accounts payable and accrued liabilities represents a provision for possible future funding requirements related to Highpoint and NeTrue. During 2001, the Company advanced $4,911 to Highpoint by way of cash payments and charges. This amount reduced the negative carrying value of investments included in accounts payable and accrued liabilities. In addition, the Company recorded a reduction of negative carrying value of investments of $4,537. As at December 31, 2001, the Company's negative carrying value of investments included in accounts payable and accrued liabilities totaled $10,552 (2000 - $20,000), representing the Company's best estimate of possible future funding requirements related to Highpoint (note 21(e)). In addition, during 2001 the Company advanced NeTrue $5,238 by way of cash payments and charges. The carrying value of the Company's equity investment in NeTrue was reduced to nil as a result of its equity interest in net loss of investments.

## 6. Related party balances and transactions:

(a) The Company has an outstanding loan receivable of $523 from Bestel as at December 31, 2001 (2000 - $21,600). The loan bears interest at United States prime rate plus 3.5%, and is secured by certain of the assets of Bestel. The loan is due and payable on September 30, 2002. At December 31, 2001, the Company's disproportionate share of these advances to the joint venture was $267 (2000 - $11,016) and $10 (2000 - $3,548) of interest receivable.

(b) See note 19 for Bestel and New World related party transactions.

## 7. Capital assets:

| | 2001 | 2000 |
|---|---|---|
| Land and buildings | $ 6,245 | $ 5,657 |
| Equipment | 626 | 337 |
| Telecommunications equipment and network | 193,227 | 132,035 |
| Leasehold improvements | 1,745 | 1,482 |
| | 201,843 | 139,511 |
| Accumulated amortization | (19,865) | (12,889) |
| | 181,978 | 126,622 |
| Construction in progress (New World) | 152,140 | 86,490 |
| | $ 334,118 | $ 213,112 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 8. Other assets:

| | 2001 | 2000 |
|---|---|---|
| Goodwill, net of accumulated amortization of $53 (2000 - $8) | $ 1,215 | $ 1,120 |
| Financing costs on issuance of convertible debentures and long-term debt, net of accumulated amortization of $2,892 (2000 - $732) | 6,526 | 5,541 |
| Other assets | 615 | - |
| | $ 8,356 | $ 6,661 |

## 9. Short-term notes payable:

(a) Short-term notes payable are unsecured and are comprised of:

| | 2001 | 2000 |
|---|---|---|
| Note payable bearing interest at 10% per annum due June 30, 2002 | $ 5,053 | $ - |
| Note payable bearing interest at 3% per month due June 30, 2002 | 4,860 | 4,010 |
| Notes payable on demand, with interest at various rates from 1% to 1.5% per month (note 9(b)) | 4,428 | 1,573 |
| | $ 14,341 | $ 5,583 |

(b) Included in notes payables of $4,428 (2000 - $1,573) are amounts due to officers, directors and their related companies totaling $971 (2000 - nil).

## 10. Long-term debt:

| | 2001 | 2000 |
|---|---|---|
| Note payable by Bestel (note 10(c)) | $ 70,922 | $ 66,985 |
| Notes payable by Bestel, repayable in semi-annual instalments commencing November 2000, with interest at various rates from 10% to LIBOR plus 4.95% | 14,682 | 13,434 |
| Loan facilities payable by New World (note 10(d)) | 159,250 | 83,300 |
| | 244,854 | 163,719 |
| Current portion | (13,535) | (3,077) |
| | $ 231,319 | $ 160,642 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 10. Long-term debt (continued):

(a) As at December 31, 2001, future minimum payments are as follows:

| | |
|---|---|
| 2002 | $ 13,535 |
| 2003 | 16,602 |
| 2004 | 16,372 |
| 2005 | 85,354 |
| 2006 and thereafter | 112,991 |
| | $ 244,854 |

(b) Interest costs on the Company's proportionate interest in long-term debt were $30,107 (2000 - $21,058) of which $15,737 (2000 - $5,318) have been capitalized as construction in progress.

(c) Note payable by Bestel:

In May 1998, the Company's Mexican joint venture, Bestel, completed a private placement of 144,741 Units (the "Units"), each Unit consisting of one Senior Discount Note Due 2005 (a "Note") with a principal amount at maturity of $1 and one warrant (the "Bestel Warrant") to purchase 1.1886 Series "B" common shares of Bestel, subject to adjustment. The exercise price of each warrant is 0.1 Mexican pesos per share, subject to adjustment. The Units were issued at a discount for net total proceeds to Bestel of $96,500. The Notes will mature on May 15, 2005. For accounting purposes, the carrying value of the notes was accreted to its redemption value of $144,741 through a charge to interest expense over the period ended May 15, 2001 to yield an effective interest rate of 12-3/4%. Thereafter, Bestel must pay cash interest at a rate of 12-3/4% per annum payable semi-annually. The Notes may be redeemed by Bestel under certain circumstances at certain prescribed prices.

The Bestel Warrants are exercisable 90 days after an initial public offering by Bestel except with respect to any shares to be sold in connection with such initial public offering or in connection with a repurchase offer by Bestel which must occur under certain prescribed conditions within 90 days after May 15, 2003 in the event that a public market for Bestel shares does not exist by that date.

As of December 31, 2001, the Company's wholly-owned subsidiary, GST Mextel, Inc., holds all of the issued and outstanding Series "B" shares of Bestel which represent a 49% equity interest in Bestel. In the event that all of the Bestel Warrants are exercised (as adjusted) and no other equity shares of Bestel are issued (except for the respective proportion of Series "A" shares automatically issued at the time the Bestel Warrants are exercised) then GST Mextel, Inc. would hold a 45% equity interest in Bestel. The Series "A" shares of Bestel represent the other 51% equity interest in Bestel and are held by the Company's Mexican joint venture partner and its affiliates.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**10. Long-term debt (continued):**

(d) Note payable by New World:

On June 14, 2000, the Company's joint venture, New World, entered into a Credit and Guaranty Agreement and a Bridge Loan and Guaranty Agreement, (collectively the "Credit Facilities") with Barclays Capital ("Barclays") in an aggregate amount of $320,000 and a $15,000 revolving working capital facility ("Revolver"). The proceeds from the Credit Facilities were utilized by New World to fund its share of the construction costs of the ARCOS-1 network. $150,000 of the Credit Facilities ("Senior Secured") has a term of seven years commencing from June 14, 2000. The Senior Secured bears interest at LIBOR plus 3.25% (5.375 at December 31, 2001). Principal repayments are due quarterly beginning on March 31, 2002.

Under the terms of the Revolver, New World may borrow up to the maximum limit of $15,000 less outstanding letters of credit. At December 31, 2001, New World had used revolving credit facilities aggregating $8,100, net of outstanding letters of credit of $1,900. The Revolver bears interest at the rate of LIBOR plus 3.25% (5.375 at December 31, 2001).

The remaining $170,000 of the Credit Facilities has a term of 10 years from June 14, 2000. This amount was initially structured as a bridge loan (the "Bridge Loan") of which $35,000 (approximately $6,000 on hand at December 31, 2001) was escrowed to fund interest related to the Bridge Loan.

Interest on the Bridge Loan is payable quarterly, or more frequently as agreed by Barclays, at a rate of LIBOR plus a margin of 6%. Beginning on December 14, 2000 and each quarter thereafter, the margin increased by 0.25% up to a maximum of the lesser of 18% or the maximum rate permitted under law. The interest rate at December 31, 2001 was 9.1875%. On June 14, 2001 the Bridge Loan was converted into a term loan under substantially similar terms and conditions as the Bridge Loan with a maturity date of June 14, 2010.

As of December 31, 2001, New World had placed $47,243 (the Company's proportionate share is $23,149) in escrow, including $6,000 in respect of interest related to the Bridge Loan. The balance is for payments to contractors.

In connection with the Bridge Loan, New World entered into a Bridge Loan Warrant Agreement and Bridge Loan Escrow Agreement with Barclays and the Bank of New York (collectively referred to as the "Warrant Agreements"). Under the Warrant Agreements, New World escrowed warrants to purchase up to 1,597,922 shares of New World ("the Warrants"). The conditions for the release of the Warrants have been satisfied. The warrants vest immediately, have an exercise price of $0.01 per share and expire in 10 years. On December 14, 2000 and June 14, 2001, New World issued 266,320 and 1,331,602 warrants respectively, and recorded interest expense of $1,413 and $7,063, respectively. As of December 31, 2001 and 2000 New World had 23,968,835 shares outstanding.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 10. Long-term debt (continued):

(d) Note payable by New World (continued):

In connection with the Bridge Loan, New World also entered into an additional warrant agreement with the Bank of New York as warrant agent. Under this agreement, New World agreed to escrow common share purchase warrants to purchase up to 4% of the fully-diluted common shares, calculated at the escrow release date, in connection with the potential re-financing of the Bridge Loan. To date, no refinancing of the Bridge Loan has occurred.

The Credit Facilities are secured by liens on substantially all of New World's assets, including its interest in ARCOS-1, by guarantees from certain of its subsidiaries and by the pledge of the stock of its subsidiaries owning the 86.4% share of ARCOS-1. The default rate is 2.00% above the otherwise applicable rates.

The Credit Facilities contain customary restrictive covenants and provide that the occurrence of certain events will constitute, subject in certain cases to notice and grace periods, an event of default. These restrictive covenants include certain operating and financial restrictions on New World. Such restrictions will affect, and in many respects significantly limit or prohibit amount other things New World's ability to incur additional indebtedness, sell assets, make investments, engage in transactions with shareholders and affiliates, issue capital stock, create liens or engage in mergers and acquisitions. These restrictions could also limit New World's ability to effect future financings, make needed capital expenditures, withstand future downturn in its business or the economy in general, or otherwise conduct necessary corporate activities. In addition beginning in 2002 the Credit Facilities contain certain financial covenants.

As at December 31, 2001, the Company effectively holds 49% of the issued and outstanding common shares of New World. In the event that all of the Warrants are exercised and no other equity shares of New World are issued, then the Company would effectively hold a 46% interest in New World.

## 11. Convertible debentures:

| | 2001 | 2000 |
|---|---|---|
| 9% convertible debentures due September 14, 2003 (note 11(a)) | $ 34,975 | $ 29,980 |
| 10% convertible debentures due December 29, 2001 (note 11(b)) | - | 5,165 |
| | 34,975 | 35,145 |
| Current portion | - | (5,165) |
| Total convertible debentures | $ 34,975 | $ 29,980 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**11. Convertible debentures (continued):**

(a) Convertible debentures, due September 14, 2003:

In September 1999, the Company issued a series of debentures with a principal amount of $32,000. The debentures mature on September 14, 2003, carry interest at a rate of 9% per annum and were initially convertible into common shares at $10.50 per share (subject to adjustment) including accrued interest. Included in the carrying value of $34,975 (2000 - $29,980) is accrued interest of $7,060 (2000 - $3,810) which has been added to the principal amount of the debentures. During 2000, $500 of these debentures were converted into common shares. At the time of issuance the estimated equity value of the conversion feature of the debentures was included as a separate component of shareholders' equity (note 10(e)). The remaining estimated equity value related to the conversion feature of the convertible debentures outstanding is $7,244 (2000 - $7,244).

The conversion price of the debentures at the time of issuance was $10.50 per share. The debentures provide for adjustments to the conversion price on the occurrence of certain events including an issuance of rights, warrants, or other securities exercisable, exchangeable, or convertible into common shares with a conversion or exercise price or exchange ratio less than the then market price of the common shares or the then conversion price of the debentures and an issuance of common shares other than pursuant to a conversion, exercise or exchange at a price less than the then conversion price or less than 95% of the then market price and less than 150% of the then conversion price of the debentures. As of December 31, 2001, the conversion price is $9.20 per share (note 21(d)).

(b) Convertible debentures, due December 29, 2001:

In December 2000 and February 2001, the Company issued a series of debentures with a principal amount of $7,944. The estimated equity value of the conversion feature of the debentures was $722 (2000 - $631).The debentures had a maturity date of December 29, 2001, carried interest at a rate of 10% per annum and were convertible into common shares at $4.00 per share including interest after March 29, 2001. During 2001, all of these debentures were redeemed for cash at par plus accrued interest, and the loss on redemption of $827 has been allocated to the equity component and recorded as an adjustment to retained earnings.

In connection with this transaction the Company issued 496,500 share purchase warrants exercisable at a price of $4.80 per share (subject to adjustment) (note 21(c)) at any time up until December 29, 2005 in respect of 434,000 warrants and February 7, 2006 in respect of 62,500 warrants. The estimated equity value of these warrants of $1,441 (2000 - $1,148) has been included as a separate component of shareholders' equity.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**11. Convertible debentures (continued):**

(c) Other:

The equity component of each of the convertible debentures described above was calculated as the difference between the gross proceeds received and the discounted cash flow of repayments based at an annual rate of 17%, which is estimated to be consistent with similar borrowings which would have been available to the Company, without conversion features at the time the convertible debentures were issued.

The debt component of the convertible debentures is accreted to its face value at maturity over the term of the debt through a charge to interest expense.

Financing costs of $2,252 related to the above convertible debentures were deferred at the time the debentures were issued and of this amount $570 was charged to income during the year ended December 31, 2001.

**12. Share capital:**

(a) Authorized:

Unlimited number of common and preference shares with no par value. No preference shares have been issued.

(b) Common shares issued and subscribed:

| | Number of shares | Amount |
|---|---|---|
| Outstanding, December 31, 1999 | 25,166,264 | $ 81,596 |
| Issued for cash pursuant to private placements | 3,437,072 | 63,945 |
| Issued pursuant to the conversion of convertible debentures | 48,881 | 524 |
| Issued for cash from the exercise of share options | 765,531 | 3,140 |
| Issued for settlement of debt (note 12(c)) | 375,000 | 3,000 |
| Share issuance costs | - | (3,899) |
| Outstanding, December 31, 2000 | 29,792,748 | 148,306 |
| Issued for cash pursuant to private placements | 50,000 | 300 |
| Issued for cash from the exercise of share options | 1,211,895 | 6,414 |
| Subscribed for settlement of debt (note 12(c)) | 868,266 | - |
| Outstanding, December 31, 2001 | 31,922,909 | $ 155,020 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**12. Share capital (continued):**

(c) Debt settlement:

Subsequent to December 31, 2001, the Company issued an additional 868,266 shares for no further consideration in final settlement of an obligation in the aggregate amount of $3,000 for which shares were initially issued (subject to certain conditions) during the year ended December 31, 2000.

(d) Stock option plan:

The Company's Stock Option Plan (the "Plan") provides for awards of incentive or non-qualified stock options to employees, directors, consultants, officers and service providers of the Company and its subsidiaries. Under the terms of the Plan, options may not be issued at less than the fair market value of the Company's common stock on the date of grant. Options under the Plan vest at a rate set forth by the Compensation Committee and described in each individual option agreement. Generally options vest in one-third increments over a three-year period following the date of grant. Options expire no more than five years following the grant date.

The following two tables summarize information regarding options under the Company's stock option plan:

| | Number of shares | Weighted average exercise price (Canadian $) | Weighted average exercise price (US $) | Exercisable |
|---|---|---|---|---|
| Outstanding, December 31, 1999 | 2,785,516 | $ 7.66 | $ 5.31 | 1,656,515 |
| Granted | 964,848 | 16.49 | 11.00 | |
| Exercised | (765,531) | 6.05 | 4.04 | |
| Cancelled or expired | (7,500) | 5.30 | 3.53 | |
| Outstanding, December 31, 2000 | 2,977,333 | $ 10.94 | $ 7.30 | 1,642,030 |
| Granted | 6,276,348 | 4.98 | 3.13 | |
| Exercised | (1,211,895) | 8.00 | 5.03 | |
| Cancelled or expired | (2,971,196) [1] | 11.14 | 7.00 | |
| Outstanding, December 31, 2001 | 5,070,590 | $ 4.34 | $ 2.73 | 4,319,923 |

[1] Included in this total are 2,837,196 options with exercise prices in the range of $3.33 per share to $12.63 per share which are subject to cancellation by the Company at any time prior to September 2002 and, accordingly, have been regarded as cancelled herein.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 12. Share capital (continued):

(d) Stock option plan (continued):

| Range of exercise prices | | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|---|
| | | Number outstanding at December 31, | Weighted average remaining contractual | Weighted average exercise price | | Number exercisable at December 31, | Weighted average exercise price | |
| (Canadian $) | (US $) | 2001 | life | (Canadian $) | (US $) | 2000 | (Canadian $) | (US $) |
| $3.19 - $8.96 | $2.00 - $5.63 | 5,070,590 | 3.94 | $4.34 | $2.73 | 4,319,923 | $4.54 | $2.85 |

The stock options outstanding December 31, 2001 will expire between January 28, 2002 and November 15, 2006.

(i) Un Ltd. stock option plan:

Un Ltd. ("Un") is a wholly owned subsidiary of Global Light which effectively owns the Company's 49% interest in New World. Un's Stock Option Plan (the " Un Plan") provides for awards of incentive or non-qualified stock options to employees, directors, consultants, officers and service providers of Un and its affiliates. Un has reserved 1% of its number of shares outstanding from time to time, calculated on a fully diluted basis, under the Un Plan.

Generally, options granted under the Un Plan vest over periods up to three years from the date of their grant. All options expire five years after the date of grant.

The options described below have a commencement date of June 14, 2000 although no vesting occurred until 2001. These options were granted to certain initial employees of New World's engineering group located in New Jersey in respect of certain work, design and engineering in connection with the ARCOS-1 network.

The following two tables summarize the option activity relating to Un's plan:

| Share purchase options | Number of shares | Weighted average exercise price |
|---|---|---|
| Outstanding, December 31, 2000 | - | $ - |
| Granted | 120 | 4,165.97 |
| Exercised | - | - |
| Outstanding, December 31, 2001 | 120 | $ 4,165.97 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 12. Share capital (continued):

(d) Stock option plan (continued):

(i) Un Ltd. stock option plan (continued):

At December 31, 2001, Un has the following options outstanding:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Exercise price | Number of shares | Weighted average remaining contractual life | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| $4,165.97 | 120 | 3.45 years | $4,165.97 | 41 | $4,165.97 |

As at December 31, 2001, Un had 12,002 shares issued and outstanding.

(ii) New World Network Holdings, Ltd. stock option plan:

New World has reserved 5,000,000 shares of its common stock for issuance under its 2000 Equity Incentive Plan (the "Option Plan"). Under the Option Plan, incentive and nonqualified stock options are available to directors, officers and employees of New World. The Board of Directors determines the terms of each option agreement.

Generally, options granted under the Option Plan vest over periods up to three years from the date of their grant. All options expire ten years after the date of grant.

The following two tables summarize the option activity relating to New World's plan:

| Share purchase options | Number of shares | Weighted average exercise price |
|---|---|---|
| Outstanding, December 31, 1999 | - | $ - |
| Granted | 1,607,519 | 7.04 |
| Exercised | - | - |
| Outstanding, December 31, 2000 | 1,607,519 | 7.04 |
| Granted | 567,750 | 9.14 |
| Cancelled or expired | (132,500) | 15.00 |
| Outstanding, December 31, 2001 | 2,042,769 | $ 7.12 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 12. Share capital (continued):

(d) Stock option plan (continued):

(ii) New World Network Holdings, Ltd. stock option plan (continued):

At December 31, 2001, New World has the following options outstanding:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of shares | Weighted average remaining contractual life | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| $5.31 to $15.00 | 2,042,769 | 8.76 years | $7.12 | 852,451 | $6.56 |

As of December 31, 2001 New World has 23,968,835 shares outstanding.

(e) Share purchase warrants:

Share purchase warrant activity for 2001 is presented below:

| | Number of warrants | Exercise price per share |
|---|---|---|
| Outstanding, December 31, 1999 | - | $ - |
| Issued | 519,000 | 4.80[1] - 19.00 |
| Outstanding, December 31, 2000 | 519,000 | 4.80[1] - 19.00 |
| Issued | 62,500 | 4.80[1] |
| Cancelled or expired | (85,000) | 19.00 |
| Outstanding, December 31, 2001 | 496,500 | $ 4.80[1] |

(1) subject to adjustment (note 21(c)).

The share purchase warrants outstanding on December 31, 2001 will expire between December 29, 2005 and February 7, 2006 (note 11(b)).

## 13. Contributed and other surplus:

Prior to 2001 the Company's subsidiaries and affiliates have issued share capital for cash and in consideration for the acquisition of certain businesses and assets which has resulted in a dilution gain to the Company. The accumulated dilution gain of $65,650 (2000 - $ 65,650) has been included in contributed and other surplus.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**13. Contributed and other surplus (continued):**

In 1998, the Company redeemed $1,615 of its convertible debentures with an estimated equity component of $392 in respect of the conversion feature of the debenture. This amount was previously included as a separate component of shareholders' equity and is now included in contributed and other surplus.

**14. Financial instruments:**

(a) Fair values:

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, short term notes payable and accounts payable and accrued liabilities approximate their fair values due to their short maturities. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying values of the Company's long-term debt, and convertible debentures approximate their fair values. The fair value of the amount due from related parties is not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments. New World has entered into an interest rate swap arrangement with a notional value of $68,951 and a fair value of $788.

(b) Concentrations of credit risk:

The Company has a significant portion of its accounts receivable due from companies in developing countries. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses, but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

(c) Foreign exchange:

The Company operates internationally, which gives rise to a risk that its earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates.

**15. Loss per share:**

Loss per share is calculated based upon the weighted average number of common shares outstanding during the year which was 30,973,853 (2000 – 28,461,047). Exercise of all of the stock options and share purchase warrants referred to in note 12(d) and 12(e) are anti-dilutive for all periods presented and consequently the loss per share on a fully diluted basis has not been presented.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 16. Commitments and contingencies:

(a) The Company has entered into a lease agreement for the rental of office space. Estimated future minimum rental payments under the lease are as follows:

| Year ending December 31: | | |
|---|---|---|
| 2002 | $ | 247 |
| 2003 | | 247 |
| 2004 | | 247 |
| 2005 | | - |
| 2006 and thereafter | | - |
| | $ | 741 |

(b) To facilitate Bestel's potential capital needs in respect of network expansion, operations or financial transactions, the shareholders of Bestel have indicated that additional equity funding may be provided. As of December 31, 2001, the Company's proportionate share of additional capital commitments is up to approximately nil (2000 - $11,800).

## 17. Income taxes:

(a) Effective tax rate:

The effective income tax rate differs from the Canadian statutory rates for the following reasons:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Combined Canadian federal and provincial income taxes at expected rate of 39.6% (2000 - 44.6%) | $ | (17,093) | $ | (14,328) |
| Non-controlling interest | | - | | (11,118) |
| Equity interest in net loss of investments | | 1,865 | | 4,303 |
| Reduction of negative carrying value in investments | | (1,615) | | (12,368) |
| Loss not tax affected | | 13,202 | | 31,166 |
| Reduction in tax assets previously recognized | | 8,714 | | - |
| Reduction in Canadian statutory rate | | 1,666 | | 177 |
| Foreign losses tax affected at lower rates | | 1,624 | | 2,457 |
| Other | | 808 | | (289) |
| | $ | 9,171 | $ | - |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**17. Income taxes (continued):**

(b) Future income tax assets and liabilities:

| | 2001 | 2000 |
|---|---|---|
| Future income tax assets: | | |
| Customer advances | $ 816 | $ - |
| Capital assets | 270 | 1,048 |
| Loss carryforwards | 33,577 | 34,308 |
| Equity investments | 5,974 | 8,347 |
| Deferred revenue | 1,218 | - |
| Other assets | 987 | 1,489 |
| Gross future income tax assets | 42,842 | 45,192 |
| Valuation allowance | (31,927) | (20,841) |
| Net future income tax assets | 10,915 | 24,351 |
| Future income tax liabilities: | | |
| Telecommunications equipment and network | (18,691) | (23,355) |
| Deferred debt issuance costs | (563) | (459) |
| Other liabilities | (832) | (537) |
| Gross future income tax liabilities | (20,086) | (24,351) |
| Net future income tax liabilities | (9,171) | - |
| Current future income tax asset | 816 | - |
| Non-current future income tax liabilities | $ (9,987) | $ - |

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of the future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(c) Tax loss carryforwards:

For Canadian and Mexican tax purposes, the Company and Bestel have approximately $28,884 and $132,175, respectively, of non-capital losses for income tax purposes available at December 31, 2001 to reduce taxable income of future years. The Company's 49% proportionate interest in Bestel's losses is approximately $64,766.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 17. Income taxes (continued):

(c) Tax loss carryforwards (continued):

The above losses expire as follows:

| | Canada | Mexico |
|---|---|---|
| 2002 | $ 87 | $ - |
| 2003 | 238 | - |
| 2004 | 3,004 | - |
| 2005 | 9,149 | 1 |
| 2006 | 2,070 | 4,510 |
| 2007 | 2,725 | 20,159 |
| 2008 | 11,611 | 14,387 |
| 2009 | - | 2,036 |
| 2010 | - | 14,311 |
| 2011 | - | 9,362 |
| | $ 28,884 | $ 64,766 |

## 18. Segmented information:

The Company is an international telecommunications company with interests in companies which are in the early stages of developing, marketing and selling telecommunications network and satellite communications equipment and services. The Company's share of operating results of the segments identified by management are as follows:

| 2001 | Bestel Dark Fibre | Bestel Telecom Services | New World Telecom Services | NeTrue Satellite | NeTrue IP Services | Highpoint Telecom Services | Other | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ - | $ 42,721 | $ 19 | $ - | $ - | $ - | $ - | $ 42,740 |
| Amortization | - | 7,427 | 1,696 | - | - | - | 58 | 9,181 |
| Equity interest in net loss of investments | - | - | - | 1,197 | 4,041 | - | - | 5,238 |
| Segment loss | - | (29,028) | (10,688) | (1,197) | (4,041) | - | (7,381) | (52,335) |
| Segment assets | - | 162,891 | 235,001 | - | - | - | 1,729 | 399,621 |

| 2000 | Bestel Dark Fibre | Bestel Telecom Services | New World Telecom Services | NeTrue Satellite | NeTrue IP Services | Highpoint Telecom Services | Other | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 932 | $ 20,123 | $ - | $ 1,757 | $ 2,166 | $ 42,466 | $ - | $ 67,444 |
| Amortization | - | 8,505 | 306 | 53 | 1,081 | 7,231 | 108 | 17,284 |
| Segment profit (loss) | 513 | (13,479) | (1,065) | (1,232) | (2,783) | (9,432) | (4,647) | (32,125) |
| Segment assets | - | 151,395 | 154,858 | - | - | - | 17,205 | 323,458 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**18. Segmented information (continued):**

The geographic information is as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Revenues | Capital assets and goodwill | Revenue | Capital assets and goodwill |
| United States | $ - | $ - | $ 3,955 | $ - |
| Canada | - | 32 | 38,530 | 88 |
| Mexico | 42,721 | 142,391 | 21,055 | 126,678 |
| Caribbean | 19 | 192,910 | - | 87,466 |
| Europe | - | - | 3,904 | - |
| Total | $ 42,740 | $ 335,333 | $ 67,444 | $ 214,232 |

Revenues are attributed to countries based on location of the activity.

**19. Interests in joint ventures:**

(a) The Company's proportionate share of interests in joint ventures are included in the consolidated financial statements and are summarized in the table below:

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Bestel | New World | Total | Bestel | New World | Total |
| *Balance sheet:* | | | | | | |
| Current assets | $ 19,373 | $ 37,056 | $ 56,429 | $ 22,886 | $ 64,912 | $ 87,798 |
| Non-current assets | 117,581 | 193,123 | 310,704 | 101,244 | 84,564 | 185,808 |
| Total assets | $ 136,954 | $ 230,179 | $ 367,133 | $ 124,130 | $ 149,476 | $ 273,606 |
| Current liabilities | $ 25,493 | $ 32,489 | $ 57,982 | $ 31,653 | $ 22,614 | $ 54,267 |
| Non-current liabilities | 101,587 | 161,165 | 262,752 | 77,342 | 83,300 | 160,642 |
| Total liabilities | $ 127,080 | $ 193,654 | $ 320,734 | $ 108,995 | $ 105,914 | $ 214,909 |

| | 2001 | 2000 |
|---|---|---|
| Statement of operations: | | |
| Revenue | $ 42,740 | $ 21,055 |
| Operating expenses | (55,273) | (28,996) |
| Other expense | (26,043) | (6,316) |
| Loss for the year | $ (38,576) | $ (14,257) |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**19. Interests in joint ventures (continued):**

(a) (continued):

| | 2001 | 2000 |
|---|---|---|
| Statement of changes in financial position: | | |
| Cash provided by (used in) operations | $ (25,568) | $ 11,273 |
| Cash provided by (used in) investments | (135,378) | (86,438) |
| Cash provided by (used in) financing | 125,688 | 23,783 |

(b) Bestel:

The Company holds a 49% equity interest in Bestel (undiluted). The remaining 51% is held by Occidential de Telecommunicacion, S.A. de C.V. ("Odetel"), a private Mexican investment company, controlled by a private investment group referred to as Grupo Varo, and its affiliates. Pursuant to a shareholders' agreement, the joint venture participants jointly control the significant strategic and operating decisions of Bestel.

Bestel has completed the construction of the first two phases of a fibre optic telecommunications network in Mexico (the "Network") which provides domestic and international long distance telecommunications services in accordance with Mexican regulatory requirements. Construction and development of phase 3 of the Network has commenced but has not been completed as of the date thereof. Licenses have been granted by the appropriate authorities to allow Bestel to operate a telecommunications network for a 30-year term with a 30-year renewal option, and to operate as a facilities-based carrier and provide telecommunications services. Bestel has also been granted certain wireless telecommunications licenses. Bestel acquired certain rights of way along railway routes totaling 2,270 kilometers and 3,300 kilometers in 1996 and 1997 respectively.

Bestel commenced limited commercial operations on a portion of its network in the fourth quarter of 1998 and completed construction of the first and second phases of its network during the first half of 1999 and first quarter of 2000, respectively.

(c) New World:

The Company holds a 49% equity interest in New World (undiluted). The balance is held by Siemens Project Ventures GMBH, an investment arm of Siemens AG, as to 19.6%, an affiliate of Barclays Capital as to 3.9% with the remaining balance held by New World's founders. Pursuant to a shareholders' agreement, the joint venture participants to some degree jointly control the significant strategic and operating decisions of New World.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**19. Interests in joint ventures (continued):**

(c) New World (continued):

New World provides high-speed bandwidth capacity to established and emerging telecommunications companies, as well as to internet and value-added service providers. New World owns an approximate 86.4% undivided interest in the Americas Region Caribbean Ring System ("ARCOS-1"), with the balance of 13.6% owned by strategic landing parties and other carrier owners, some of which will land the cable in their respective countries. ARCOS-1 is a high capacity undersea digital broadband fibre optic network, extending approximately 8,600 km, that connects the United States with Puerto Rico, Mexico and 12 additional countries in Central America, South America and the Caribbean.

New World commenced limited commercial operations on a portion of its network in the fourth quarter of 2001 and completed construction of its network during the first quarter of 2002.

(d) Related party and other transactions by Bestel:

Bestel has entered into various transactions with parties related to Odetel and its affiliates. These transactions are:

(i) In 2000, Bestel entered into a contract with Varo, S.A. de C.V. for construction of a metropolitan fiber ring in Tijuana, Mexico, for a fixed price of $700, plus change orders and other adjustments. The approximate amount charged under this contract was $350 (2000 - $350).

(ii) In 2001, Bestel entered into a contract with Obras and Promotores Immobiliarious Rivera, S.A. de C.V. for construction of phase III of Bestel's network. The contract was for $34,000 plus change orders and other adjustments. At December 31, 2001 Bestel accrued $5,700 under this contract.

(iii) Bestel has entered into various contracts with Promotora de Desarrollos Urbanas, S.A. de C.V. and Trena, S.A. de C.V. for locating sites for constructing hubs and switches, preparing designs, obtaining permits and constructing buildings and for various maintenance services. In 2001 the approximate amount charged under these contracts was $11,400 (2000 - $9,500).

(iv) Bestel entered into an operating lease agreement with a related party of Odetel in respect of a switch building located in Guadalajara, Mexico. This contract expires in 2008. In 2001 Bestel paid $31 (2000 - $29) pursuant to this lease.

Bestel believes that these transactions are at market rates. The Company has recorded its 49% proportionate interest in these transactions.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**19. Interests in joint ventures (continued):**

(e) Related party and other transactions by New World:

New World has entered into various transactions with related parties. These transactions include:

(i) The Company has entered into a two-year management services agreement with New World. As part of this agreement, New World will pay $100 per year. During 2001 and 2000, New World paid $100 and $54, respectively, in connection with this agreement.

(ii) New World has entered into a consulting services agreement with a founding shareholder of New World to provide professional services in connection with the construction of ARCOS-1. During 2001 and 2000, New World paid $1,131 and $127 in connection with this agreement.

New World believes these transactions are at market rates. The Company has recorded its 49% proportionate interest in these transactions.

(f) Commitments and contingencies of Bestel:

(i) In 1998, an individual commenced a lawsuit in the local courts of Guadalajara, Mexico against Manual Vazquez Arroya Aldrete, Odetel, Bestel and GST Mextel, Inc. and various other parties alleging that Mr. Vazquez agreed to deliver to him a portion of Mr. Vazquez's equity position in Odetel and that Mr. Vazquez failed to honor such agreement. Bestel believes based upon its review of the lawsuit and the advice of outside Mexican counsel retained solely to analyze the merits of this lawsuit as it relates to Bestel, Odetel, and GST Mextel that such lawsuit is without merit and it intends to defend such lawsuit vigorously.

(ii) In 2000, Bestel's former chief executive officer commenced a claim against Bestel and Odetel in the Mexican federal court having jurisdiction over labor disputes, alleging that he is entitled to receive 3% of Bestel's outstanding common shares as additional compensation for services rendered to Bestel. Bestel is analyzing the claim and, accordingly is not able to make a determination as to the merits of the claim or to predict the outcome insofar as it relates to Bestel. Bestel intends however to defend this claim vigorously.

(iii) In 1999, Bestel entered into a dark fibre sales contract under which Bestel has committed to acquire $15,000 of international capacity in the counterparty's network within the next three years subject to the offer of capacity being competitive with Bestel's other alternatives. The agreement also contains a grant by Bestel of an irrevocable option to purchase up to four additional fibres along phase I and phase II of the network at the higher of $53,000 or the prevailing market rate at the date of the purchase. This option may be exercised by the counterparty at any time within six years of the date of the contract.

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**19. Interests in joint ventures (continued):**

(f) Commitments and contingencies of Bestel (continued):

(iv) Bestel entered into an agreement with a vendor to purchase up to $32,800 of materials and services used in the construction of the network. According to such agreement, $20,800 of equipment was made available through June 30, 1999 with the remainder to be available for purchases after such date. As of December 31, 2001, Bestel is committed to purchase an additional $10,300, of materials and services in the future.

(v) In 2001, Bestel and Telefonos de Mexico, S.A. de C.V. ("Telmex") signed an agreement to share in certain infrastructure costs as well as additional issues related to the business relationship between the two companies. Under this agreement, Bestel agreed to an up-front payment of $14,600, and to pay additional interconnection fees for the months of January through June 2001 for $500 and to pay additional interconnection charges in the future at the rate of $0.0053 per minute. Under the terms of the agreement $7,400 was offset against discounts received from Telmex, $5,700 will be paid in services to be provided by Bestel to Telmex, and $2,000 in cash payments over a period of three and a half years. The Company's proportionate interest in this liability is $3,764 and is recorded as other long-term liabilities. In accordance with the agreement, Bestel estimates that future interconnection traffic minutes consumption to Telmex, through December 31, 2004, will be $11,200.

Bestel has entered into lease agreements for the rental of office space and office equipment. Estimated future minimum rental payments under the operating leases are as follows:

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2002 | $ | 536 |
| 2003 | | 432 |
| 2004 | | 412 |
| 2005 | | 412 |
| 2006 and thereafter | | 1,433 |
| | $ | 3,225 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**19. Interests in joint ventures (continued):**

(g) Commitments and contingencies of New World:

(i) New World depends upon 13 different landing parties to provide access to the origination and termination points for the ACROS-1 cable system. New World's ability to offer city to city services is dependent on its landing parties' willingness to provide cost-effective terrestrial services, and/or to agree to connect other terrestrial networks to the ARCOS-1 cable system. Each of these landing parties are signatories to the Construction and Maintenance Agreement ("C&MA") dated February 25, 1999, as amended, and entered individually into Landing Facilities Addendums to the C&MA whereby they committed to provide access, charge reasonable and non-discriminatory rates to all customers accessing the ARCOS-1 cable system through the landing party's landing station and to maintain the terrestrial portion of the ARCOS-1 cable system in the landing party's country. Despite these commitments, there is no assurance that the landing parties will perform their contractual obligations or that there will not be political events or changes in relation with the landing parties, which may have adverse effects on New World. In addition, the C&MA restricts New World's ability to install further equipment into cable landing facilities without the consent of the landing parties. There is no assurance that New World will be able to obtain the landing parties' consent to proposed future modifications of the landing facilities that may be advantageous to New World or necessary to efficiently operate the ARCOS-1 cable system.

(ii) On April 12, 2001, ARCOS-1 entered into a Repair and Maintenance Agreement ("R&M Agreement") with NSW Submarine Cable Systems, Inc. ("NSW") for the provision of the ARCOS-1 cable system wet plant maintenance for three years beginning at the earlier of October 15, 2001 or the System Ready for Provisional Acceptance ("RFPA") date. The contract price is approximately $38,700 and includes maintenance of the U.S. to Puerto Rico initial segment, standing charges and certain tools and spare equipment. The costs of cable repairs are additional and are based on a daily charge as agreed in the R&M Agreement.

New World's estimated future minimum payments, based on its 86.4% pro rata obligation, under the R&M Agreement are as follows:

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2002 | $ | 13,684 |
| 2003 | | 8,439 |
| 2004 | | 3,441 |
| | $ | 25,564 |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**19. Interests in joint ventures (continued):**

(g) Commitments and contingencies of New World (continued):

(ii) (continued):

Estimated future payments under the R&M Agreement are based on a number of assumptions, including, among other things, the proportion of the total ARCOS-1 cable system capacity sold at any point in time. The above amounts do not include any adjustments for such assumptions.

The R&M Agreement provides for the use of the maintenance vessel by the parties for non ACROS-1 maintenance. In the event that the vessel is used for such purposes, there are revenue sharing guidelines outlined in the R&M Agreement. To date, the vessel has not been used for such purposes.

(iii) New World has entered into lease agreements for the rental of office space, corporate accommodation and office equipment. Estimated future minimum rental payments under the operating leases are as follows:

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2002 | $ | 534 |
| 2003 | | 402 |
| 2004 | | 380 |
| 2005 | | 338 |
| 2006 and thereafter | | 190 |
| | $ | 1,844 |

During 2001, New World entered into a five year operations contract for a secondary Network Operations Centre (the "SNOC") with one of the landing parties of the ARCOS-1 cable system. The terms of the contract require the landing parties to provide a permanent facility in which to locate the SNOC along with qualified personnel and additional support, as required, to assist in the operations of the SNOC. In exchange for the services provided under the contract, New World is committed to compensate the landing party by way of an annual fixed charge for rent of the premises where the SNOC is located equal to $24. Costs incurred by the landing party to provide qualified personnel and additional support are to be reimbursed by New World on a cost plus basis. Estimated future payments under the SNOC contract are as follows:

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

## 19. Interests in joint ventures (continued):

(g) Commitments and contingencies of New World (continued):

(iii) (continued):

| | | |
|---|---|---|
| Year ending December 31: | | |
| 2002 | $ | 155 |
| 2003 | | 155 |
| 2004 | | 155 |
| 2005 | | 155 |
| 2006 | | 143 |
| | $ | 763 |

(iv) New World entered into a contract with a consultant regarding new business initiatives, which would enhance or extend the ARCOS-1 cable system. In connection with this contract, New World is obligated to pay a fee of approximately $2,750 if certain criteria outlined in the contract are achieved within the specified period. To date, these criteria have not been met. New World's management is unable to determine the likelihood of the achievement of the specified criteria and therefore no accrual has been made for the above fee amount.

## 20. Supplementary information:

| | 2001 | 2000 |
|---|---|---|
| Cash paid for interest | $ 20,648 | $ 18,348 |
| Non-cash financing and investing activities: | | |
| Issue of common shares on conversion of convertible debentures or settlement of debt | - | 3,495 |
| Dilution gain on investment in subsidiaries | - | 51,991 |
| Acquisition of capital assets funded by other long-term liabilities | 3,764 | - |

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

**21. Subsequent events:**

Subsequent to December 31, 2001:

(a) The Company issued 1,924,007 common shares in settlement of outstanding liabilities in the amount of $4,145 and entered into an agreement to issue a further 289,250 common shares in settlement of further liabilities in the amount of $231. Included in this total are 868,266 shares in respect of a debt settlement agreement (note 12(c)).

(b) The Company completed a private placement in the aggregate amount of $2,145 through the sale of 2,661,320 units. Each unit consisted of one common share and one-half of a share purchase warrant. One whole warrant entitles the holder to acquire one common share at a price of $0.80 per share at any time for a period of two years. An additional 76,690 common shares were issued by the Company in respect of a placement fee of $61 in connection with this private placement.

(c) As a result of the transaction described in note 21(b) above the exercise price of the 496,500 common share purchase warrants outstanding on December 31, 2001 and described in note 12(d) was reduced to $0.80 per share.

(d) As a result of the transactions described in notes 21(a), (b), and (c) above the conversion price of the 9% convertible debentures due September 14, 2003 and described in note 1(a) has been reduced to $7.98 per share.

(e) The United States District Court, Southern District of New York, granted UBS Capital Americas II, LLC and Canven V (Barbados) Limited judgment against the Company for breach of contract relating to a Debenture Purchase Agreement and ordered the Company liable in the amount of $7,500 plus interest thereon as provided in the said agreement, together with attorney's fees and costs to be determined by further proceedings. The Company filed an appeal of the judgement to the United States District Court Southern District of New York. An accrual in respect of this amount and accrued interest was recorded by the Company as of December 31, 2001 and 2000.

# GLOBAL LIGHT TELECOMMUNICATIONS INC.

Suite 530 – 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

## NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

**NOTICE** is hereby given that the Annual Meeting (the "Meeting") of the shareholders of Global Light Telecommunications Inc. (the "Corporation") will be held in the Burrard Suite of The Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Friday, June 28, 2002 at 1:00 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2001 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at five.

5. To elect directors for the ensuing year.

6. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which is was signed or a notarially certified copy thereof with the Corporation's transfer agent, CIBC Mellon Trust Company, of Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting. Unregistered shareholders must deliver their proxies in accordance with the instructions given by the financial institution or other intermediary that forwarded the Proxy to them.

**DATED** at Vancouver, British Columbia, this 22nd day of May, 2002.

**ON BEHALF OF THE BOARD OF DIRECTORS**

"Donald D. MacFayden"
DONALD D. MACFAYDEN
Director, Secretary and Chief Financial Officer

# GLOBAL LIGHT TELECOMMUNICATIONS INC.

## PROXY CIRCULAR

THIS PROXY CIRCULAR CONTAINS INFORMATION AS AT MAY 21, 2002.

### PERSONS MAKING THIS SOLICITATION OF PROXIES

**This Proxy Circular is furnished in connection with the solicitation of Proxies by the management of Global Light Telecommunications Inc. (the "Corporation") for use at the Annual Meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.** It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

### COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66-2/3% of the votes cast will be required.

The person named in the accompanying Proxy as proxyholders are directors or officers of the Corporation. **A shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the meeting other than the persons named in the proxy as proxyholders. To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the proxy as proxyholders and insert the name of their nominee in the space provided or complete another proxy.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Corporation being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect to which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **In such instance, the proxyholder, if nominated by management, intends to vote the shares represented by the proxy in favour of the motion.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with rêspect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Corporation is not aware that any such amendments, variations or other maters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or their attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

**Completed proxies together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company of Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders must deliver their proxies in accordance with the instructions given by the financial institution or other intermediary that forwarded the Proxy to them.**

It is not intended to use the proxies for the purpose of voting on the Corporation's audited financial statements for the most recently completed financial year, the directors' reports nor the auditors' report.

## REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or their attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Corporation at Suite 200, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors).

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has only one class of shares entitled to be voted at the Meeting, namely, common shares without nominal or par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders of record on May 21, 2002 will be entitled to vote at the Meeting or any adjournment thereof. There were 36,196,310 common shares issued and outstanding as of that date.

To the knowledge of the directors and senior officers of the Corporation, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation which have the right to vote in all circumstances:

| Name | Number of Shares | Percentage of Outstanding Shares |
|---|---|---|
| Bay Harbour Management, L.C. | 4,380,200 common shares[1] | 12% |

(1) Based on information provided on May 17, 2002 by Steven Van Dyke, president of Bay Harbour Management and includes 202,100 common shares beneficially held directly or jointly by Mr. Van Dyke.

## ELECTION OF DIRECTORS

It is proposed to fix the number of directors for the following year at six. This requires the approval of the shareholders of the Corporation by an ordinary resolution, which approval will be sought at the Meeting.

The Corporation's management proposes to nominate the persons named in the following table for election as directors of the Corporation to fill such positions. Each director elected will hold office until the next Annual Meeting or until the director's successor is duly elected or appointed, unless the director's office is earlier vacated in accordance with the Bylaws of the Corporation or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

| Name and Present Position with the Corporation | Present Principal Occupation[1] | Previously a Director | Shares Owned[2] |
|---|---|---|---|
| BLANKSTEIN, W. Gordon[3]<br>Chairman of the Board of Directors & Chief Executive Officer | Chairman of the Board of Directors and Chief Executive Officer of the Corporation; Chairman of the Board of Directors, New World Network Holdings, Ltd. (telecommunications company); President, Sunwest Ventures Ltd. (management consulting company) | Since Sept. 23, 1996 | 470,679 shares<br>2,745,196 options[4][5] |
| BEE Sr., Benny | Chairman, BEE Broadcasting, a broadcaster operating four radio stations in the State of Montana | nominee | 329,750 shares |
| WITZEL, Paul | President, The Paul Witzel Corporation, a private consulting company in the natural resource and land development sector | nominee | 533,050 shares<br>46,875 warrants [6][7] |
| MILSTEAD, Matthew B. | President and Chief Operating Officer, New World Network Holdings, Ltd.; previously, President, 306americas (telecommunications company) | nominee | 25,000 shares<br>100,000 options |
| VAN DYKE, Steven A. | President, Bay Harbour Management, L.C., investment management corporation | nominee | 202,100 shares[8] |

Notes:

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(2) The shares shown are the approximate numbers of shares of the Corporation carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which each proposed nominee exercises control or direction. The options are each exercisable to purchase one common share of the Corporation. All amounts shown are as of May 21, 2002.

(3) Currently a member of Finance Committee and the Executive/Management Committee.

(4) Includes 1,354,348 options held by Sunwest Ventures Ltd., a management consulting company providing the services of W. Gordon Blankstein.

(5) Includes 1,255,696 options subject to cancellation by the Corporation on or before September 18, 2002 and a negative pledge prohibiting exercise prior to cancellation.

(6) Warrants are exercisable to purchase common shares of the Corporation at an exercise price of US$0.80 and expire at the close of business on April 22, 2004.

(7) In addition, Mr. Witzel exercises control and direction over an additional 125,000 common shares of the Corporation and 62,500 warrants exercisable for the purchase of common shares of the Corporation at an exercise price of US$0.80 and expiring at the close of business on April 22, 2004.

(8) In addition, Mr. Van Dyke exercises control and direction over an additional 4,178,100 common shares of the Corporation held by Bay Harbour Management, L.C.

*W. Gordon Blankstein* has been Chairman of the Board of the Corporation since October 1996 and Chief Executive Officer since November 1999. He devotes a substantial portion of his productive time to the Corporation's affairs. He is also Chairman of the board of directors of New World Network Holdings, Ltd. and as a director of Bestel S.A. de C.V., both of which are joint ventures in which the Corporation holds 49% interests. Mr. Blankstein holds a bachelor's degree and a M.B.A. from the University of British Columbia.

Benny Bee, Sr., a nominee for election as a director of the Corporation is the Chairman of Bee Broadcasting, a broadcaster operating four radio stations in the State of Montana, which company he has managed for over twenty-four years.

Paul Witzel, a nominee for election as a director of the Corporation has been the President of The Paul Witzel Corporation, a private consulting company providing services to private natural source and land development companies, since April 1982. From May 1982 to September 1986, Mr. Witzel was a principal and Vice-President, Finance for Noramco Capital Corp., a private company providing management services for public companies. Mr. Witzel has served as a director for a number of companies including Silicon Vision Corp. and CCC Coded Communications Inc. Since May 2000, Mr. Witzel has been a director of Lattice Capital Corp., a company listed on the Canadian Venture Exchange Inc. Mr. Witzel obtained a Bachelor degree in Mathematics from the University of Waterloo. He is a Chartered Accountant and a member of the Chartered Accountant Associations of British Columbia and Canada.

Matthew B. Milstead, a nominee for election as a director of the Corporation is the President and Chief Operating Officer of New World Network Holdings, Ltd., which company is the majority owner of the ARCOS-I, state-of-the-art, submarine, broadband, fiber optic network connecting the United States with Mexico and fifteen countries in the Caribbean, Central America and South America. Prior to joining New World Networks, Mr. Milstead served as President of 360americas and as a senior vice-president of Lightwave Spectrum International. Mr. Milstead has an engineering degree from Virginia Polytechnic Institute and State University and a Masters degree in management from George Washington University, Washington D.C.

Steven A. Van Dyke, a nominee for election as a director of the Corporation is the President of Bay Harbour Management, L.C., an investment management corporation formed in 1996. He joined Bay Harbour's predecessor as a financial manager in 1986. Mr. Van Dyke is a director of Barney's New York, Inc., Swifty Mart and Buckhead America Corp. He received a B.A. in finance from the University of Kentucky. He is a Chartered Financial Analyst and a member of the Financial Analysts Society of Central Florida and the Association of Investment Management and Research.

**Corporate Governance**

The Board of Directors of the Corporation has responsibility for the stewardship of the Corporation, including responsibility for strategic planning, identification of the principal risks of the Corporation's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Corporation's internal control and management information systems.

**Board Committees**

The Board of Directors has appointed five committees. Set forth below is a description of the Corporation's Committees and members of such Committees during the financial year ended December 31, 2001.

*Audit Committee:* Pursuant to the provisions of the *Business Corporations Act* (Yukon) the Corporation is required to have an Audit Committee whose members are indicated above. The Audit Committee currently consists of three directors: Senator Larry L. Pressler (Committee Chairman), Robert C. Gardner and Dr. Thomas E. Sawyer.

The Board of Directors has adopted a formal charter for its Audit Committee specifying the Committee's scope of responsibilities, which are to: serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control systems; review and appraise the audit functions of the Corporation's external and internal auditors; ensure the independence of the external auditors; and provide an open avenue of communication among the independent, external auditors, financial and senior management, the internal auditors and the Board of Directors. The Audit Committee Charter outlines the means by which the Audit Committee will discharge its responsibilities, including regular meetings of the Audit Committee, review of financial statements, reports and other information provided to shareholders, regulatory bodies and others, and meetings with external and internal auditors and management. In carrying out its responsibilities, the Audit Committee will be self-determining and remain flexible in respect of implementing policies and procedures in order to react to changing conditions and circumstances, which may become unique to the Corporation.

The Audit Committee Charter provides the committee shall be comprised of three directors appointed by the Board of Directors. Each member of the Audit Committee will be independent and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of such Director's independent judgement as a member of the Audit Committee. All members of the Audit Committee will have a working familiarity with basic finance and accounting principles and financial statements and at least one member of the Audit Committee will have accounting or related financial management expertise.

*Compensation Committee:* The Compensation Committee currently consists of three directors: Robert C. Gardner (Committee Chairman), Senator Larry L. Pressler and Dr. Thomas E. Sawyer.

The Compensation Committee is responsible for the establishment and revision of the Corporation's compensation policy, the review of the compensation (including stock options) of the senior management of the Corporation and its subsidiaries, and to make recommendations to the Board of Directors for adjustments to such compensation. The Committee is also responsible for the administration of the Corporation's stock option plan and its benefit plans. The Report on Executive Compensation set forth below is prepared by the Compensation Committee.

*Nominating Committee:* The Nominating Committee currently consists of two directors: Robert C. Gardner (Committee Chairman) and Senator Larry L. Pressler.

The Nominating Committee is responsible to screen, interview and offer to the Board of Directors qualified candidates for election or appointment as a director of the Corporation. The Committee is also responsible for planning the Corporation's management succession and screening, interviewing and recommending qualified candidates for appointment as officers of the Corporation.

*Executive/Management Committee:* The Executive/Management Committee currently consists of three directors: W. Gordon Blankstein (Committee Chairman), Dr. Thomas E. Sawyer and Donald D. MacFayden, Chief Financial Officer.

The Executive/Management Committee may exercise all the power of the Board of Directors between meetings of the Board except the power to amend the Corporation's Articles and By-Laws, to declare dividends, appoint directors, elect officers or authorize the issuance of shares.

*Finance Committee:* The Finance Committee currently consists of two directors: W. Gordon Blankstein (Committee Chairman) and Donald D. MacFayden, Chief Financial Officer.

The Finance Committee meets with the Corporation's management to review its budgets and projections for the Corporation's operations and thereby determine the Corporation's funding requirements.

**Compensation of the Board**

The outside directors of the Corporation receive an annual fee of US$30,000 and stock options as may be subsequently granted by the Board of Directors. An annual retainer of US$100,000 is paid to Gardner & Associates, a law firm of which Robert Gardner is the principal.

**Recruitment of Board Members and Assessment of Board Performance**

The Board has delegated the responsibility for the recruitment of members to the Board of Directors to its Nominating Committee.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board of Directors and committees of the Board of Directors and any other matters which may be relevant thereto. Pursuant to the Audit Committee Charter, the Audit Committee will report on the performance of the Board of Directors in connection with the integrity of the Corporation's audit process.

## Decisions Requiring Board Approval

In addition to those matters which by law must be approved by the Board of Directors, the Corporation's management seeks approval of the Board of Directors for any acquisition, disposition or venture which could be considered material to the Corporation. Appointments to senior management are also approved by the Board of Directors.

The Board of Directors has not formally established a system which enables an individual director to engage an outside adviser at the Corporation's expense with respect to matters requiring a director's approval, however, it does not anticipate that, in the appropriate circumstances and upon approval by the appropriate committee of the Board of Directors, it would have any objection to such an engagement.

## Board Independence of Management

While the Chairman of the Board of Directors is not independent of management of the Corporation, the Board of Directors has found that the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Corporation. Under that corporate legislation a director is required to disclose to the Board of Directors the nature and extent of any direct or indirect interest of the director in any transaction which the Corporation proposes to undertake. The director must then abstain from voting on the transaction or be liable to the Corporation for any profit, which he realizes from the transaction. Furthermore, the court may set the contract aside. Provided the director abstains from voting, the shareholders or independent directors approve the transaction and the transaction was reasonable and fair to the Corporation at the time it was approved the contract cannot be set aside. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to an arrangement by way of security for money lent to or obligations undertaken by the director, or by a body corporate in which the director has an interest, for the benefit of the Corporation or an affiliate of the Corporation, (ii) is with or for the benefit of a corporation affiliated with the Corporation of which he is a director or an officer or in which he has a material interest, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates primarily to the remuneration of the director in his capacity as a director, employee or agent of the Corporation or an affiliate of the Corporation.

## Board Expectation of Management

The Board of Directors views the information provided to it by management to be an essential element to the Board of Directors properly and fully carrying out its duties. The Board of Directors requires that management carry out their duties of data collection and analysis in a competent manner and report to the Board of Directors thereon.

The Board of Directors expects management to promptly bring to its attention issues which are significant to the Corporation from a tactical or material point of view together with management's recommendations on how to best deal with such issues. Management has always met these expectations of the Board of Directors and the Board anticipates that management will continue to do so.

**Shareholder Relations**

Shareholder relations are primarily handled by management and employees of the Corporation as required from time to time.

## EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation's last completed financial year, which ended December 31, 2001.

### SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name & Principal Position | Year | Salary (US$) | Bonus (US$) | Other Annual Com-pensation (US$) | Securities Under Options/SARs[1] Granted (#) | Restricted Shares or Restricted Share Units (#) | LTIP Payouts (US$) | All Other Compen-sation (US$) |
| Blankstein, Gordon | 2001 | 500,000 | 0 | 0 | 2,446,348[3][4] | 0 | 0 | 0 |
| Chief Executive | 2000 | 350,000 | 0 | 0 | 31,848 | 0 | 0 | 0 |
| Officer[2] | 1999 | 267,500 | 0 | 0 | 0 | 0 | 0 | 0 |
| MacFayden, Donald | 2001 | 200,000 | 0 | 0 | 400,000[6] | 0 | 0 | 0 |
| Chief Financial | 2000 | 200,000 | 0 | 0 | 150,000 | 0 | 0 | 0 |
| Officer[5] | 1999 | 144,805 | 0 | 0 | 0 | 0 | 0 | 0 |
| Blankstein,Robert[7] | 2001 | 350,000 | 0 | 0 | 1,297,000[8] | 0 | 0 | 0 |
| | 2000 | 200,000 | 0 | 0 | 250,000 | 0 | 0 | 0 |
| | 1999 | 139,580 | 0 | 0 | 0 | 0 | 0 | 0 |

Notes:

(1) The Corporation has not granted any stock appreciation rights ("SARS").

(2) W. Gordon Blankstein was appointed Chief Executive Officer in November 1999.

(3) Includes 1,354,348 options granted to Sunwest Ventures Ltd., a management consulting company providing the services of Gordon Blankstein.

(4) Includes 1,092,000 options subject to cancellation by the Corporation on or before September 18, 2002 and a negative covenant prohibiting exercise prior to cancellation.

(5) Donald MacFayden was appointed Chief Financial Officer on December 1, 1997.

(6) Includes 125,000 options subject to cancellation by the Corporation on or before September 18, 2002 and a negative covenant prohibiting exercise prior to cancellation.

(7) Robert Blankstein served as an officer of the Corporation from November 29, 1993 to February 28, 2001.

(8) Includes 475, 000 options subject to cancellation by the Corporation on or before September 18, 2002 and a negative covenant prohibiting exercise prior to cancellation.

## Employment Contracts

The Corporation has a consulting agreement, dated October 1, 2000 and expiring December 31, 2006, with Sunwest Ventures, Ltd. ("Sunwest"), a management consulting company providing the services of W. Gordon Blankstein, pursuant to which Sunwest is paid a consulting fee of U.S.$500,000 per year. The Corporation, Sunwest and Mr. W. Gordon Blankstein are party to an agreement dated June 14, 2000 with New World Network Holdings, Ltd. whereby New World Network shall reimburse the Corporation for the amount of U.S.$100,000 per year in respect of the services of Mr. Blankstein for an initial term ending June 14, 2002.

Donald D. MacFayden has entered into an employment agreement effective October 1, 2000 with the Corporation pursuant to which he is to devote substantially all of his customary business hours to perform the duties and responsibilities of Chief Financial Officer. The term of the agreement expires December 31, 2006. The agreement provides for an initial base salary of U.S.$200,000 annually, together with such incentive compensation, expenses and other compensation as awarded by the Board of Directors from time to time. The agreement contains covenants restricting Mr. MacFayden's ability to engage in activities competitive with the Corporation.

Robert M. Blankstein, an employee, who has served as an officer of the Corporation receives an annual base salary of U.S.$350,000, together with such incentive compensation, expenses and other compensation as may be further provided under the terms of an employment agreement with the Corporation, which expires December 31, 2006.

## Pension Plans and Long-Term Incentive Plan

The Corporation does not have any pension plans or long-term incentive plans.

## Other Remuneration and Incentives

During the last financial year, no other remuneration was paid or payable, directly or indirectly, by the Corporation and its subsidiaries pursuant to any existing plan or arrangement to its directors and, if they earned more than Cdn.$100,000 per year, executive officers. During the last financial year, the Compensation Committee initiated an incentive plan, adopted by the Board of Directors, which outlines the policy and procedures by which the Corporation may provide incentives for key personnel critical to the successful completion of transactions maximizing profitability and value for the Corporation and its shareholders.

## Stock Options

Pursuant to its stock option plan, the Corporation may grant stock options to directors, officers, employees and consultants of the Corporation or its subsidiaries or to employees of a company providing management services for the benefit of the Corporation or its subsidiaries. The plan terminates on September 30, 2003. Options are exercisable for the purchase of such number of common shares and at an exercise price determined by the Corporation's Compensation Committee within the guidelines established by the plan.

The Corporation has an aggregate of 7,380,691 options outstanding, of which 2,738,696 are subject to cancellation by the Corporation on or before September 18, 2002 and negative covenants prohibiting exercise prior to cancellation.

The options typically vest over a three year period and may only be exercised by the optionee for so long as the optionee shall continue in the capacity as a director, officer, consultant or employee of the Corporation or subsidiary or within a period of not more that 30 days after ceasing to be a director, officer or employee or, if the optionee dies, within one year from the date of the optionee's death, unless extended by the Corporation. The options are exercisable by notice to the Corporation and payment in full of the exercise price for the number of shares to be acquired upon exercise.

The following table discloses the particulars of options to purchase common shares or SARs granted by the Corporation during the last financial year to its Chief Executive Officer and, if they earned more than Cdn.$100,000 per year, its four highest paid executive officers:

**Options/SAR Grants**
**During the Most Recently Completed Financial Year**

| Name | Securities Under Options/SARs[(1)] Granted (#) | % of Total Options/SARs[(1)] Granted to Employees in Financial Year | Exercise or Base Price (US$/Security) | Market Value of Securities Underlying Options/SARs[(1)] on the Date of Grant (US$/Security) | Expiration Date |
|---|---|---|---|---|---|
| Blankstein, W. Gordon | 400,000[(2)] | 111% | 5.00 | 5.90 | January 14, 2006[(2)] |
| Chief Executive Officer | 125,000[(2)] | | 5.27 | 3.58 | February 2, 2003[(2)] |
| | 400,000[(2)] | | 5.27 | 3.58 | June 18, 2003[(2)] |
| | 67,000[(2)] | | 4.50 | 3.58 | February 2, 2003[(2)] |
| | 100,000 | | 3.00 | 3.15 | May 31, 2006 |
| | 1,354,348[(3)] | | 2.00 | 1.45 | September 17, 2006 |
| MacFayden, Donald D. | 125,000[(2)] | 18% | 5.27 | 3.58 | July 13, 2005[(2)] |
| Chief Financial Officer | 275,000 | | 2.00 | 1.45 | September 17, 2006 |
| Blankstein, Robert M.[(4)] | 300,000[(2)] | 69% | 5.00 | 5.90 | January 14, 2006[(2)] |
| | 90,000[(2)] | | 5.25 | 3.58 | February 2, 2003[(2)] |
| | 67,000[(2)] | | 4.50 | 3.58 | February 2,2003[(2)] |
| | 100,000 | | 3.00 | 3.15 | May 31, 2006 |
| | 740,000 | | 2.00 | 1.45 | September 17, 2006 |
| | 220,000 | | 2.00 | 2.45 | November 15,2006 |

Notes:

(1) The Corporation has not granted any SARs.

(2) Subject to cancellation by the Corporation on or before September 18, 2002 and negative covenants prohibiting exercise prior to cancellation.

(3) Granted to Sunwest Ventures Ltd., a management consulting company providing the services of W. Gordon Blankstein to the Corporation.

(4) Robert M. Blankstein served as an officer of the Corporation from November 29, 1993 to February 28, 2000.

The following table discloses the particulars of stock options exercised during the last financial year by the Corporation's Chief Executive Officer and, if they earned more than Cdn.$100,000 per year, its four highest paid executive officers:

**Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values**

| Name | Securities Acquired on Exercise (#) | Aggregate Value[1] Realized (US$) | Unexercised Options/SARs[2] at Financial Year End[3] Exercisable/Unexercisable (#) | Value[1] of Unexercised in the Money Option/SARs[2] at Financial Year End[3] Exercisable/Unexercisable (US$) |
|---|---|---|---|---|
| Blankstein, W. Gordon<br>Chief Executive Officer | 101,152<br>400,000 | 165,215[4]<br>330,667[4] | 1,454,348[5]/1,354,348[6] | 0 / 0 |
| MacFayden, Donald D.<br>Chief Financial Officer | 100,000 | 163,333[4] | 175,000/375,000[7] | 0 / 0 |
| Blankstein, Robert M.[8] | 67,000<br>63,500<br>105,000 | 10,943[4]<br>11,471[9]<br>10,500 | 893,334/740,000[6] | 0 / 0 |

Notes:

(1) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

(2) The Corporation has not granted any SARs.

(3) The closing price of the Corporation's common shares on December 29, 2000 was U.S.$ 1.90.

(4) Based on a Cdn/US dollar exchange rate of 1.5.

(5) Includes 1,354,348 options granted to Sunwest Ventures Ltd., a management consulting company providing the services of W. Gordon Blankstein.

(6) Subject to cancellation by the Corporation on or before September 18, 2002 and a negative covenant prohibiting exercise prior to cancellation.

(7) Includes 275,000 options subject to cancellation by the Corporation on or before September 18, 2002 and a negative covenant prohibiting exercise prior to cancellation.

(8) Mr. Robert Blankstein served as an officer of the Corporation from November 29, 1993 to February 28, 2001.

(9) Based on a Cdn/US dollar exchange rate of 1.55.

## INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation's last completed financial year, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation or its subsidiaries at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

**Report on Executive Compensation**

The Compensation Committee reports as follows:

*The unprecedented withdrawal of capital from the telecommunications sector of the global markets, which commenced in 2000, intensified in 2001 and has yet to abate. As a result, numerous competitors and leaders in the sector suffered significant erosions of their investments, substantially reducing, or altogether ceasing operations. The Compensation Committee's determinations of executive compensation during the Corporation's last financial year reflect the adverse conditions within the telecommunications sector and the key contributions of current management to the Corporation's ability to continue to weather this adverse financial climate and maintain its interests in its underlying assets. Accordingly, the Compensation Committee gave no executive bonuses during the year but did grant new stock options to key executives and employees of the Corporation. Such stock options were granted conditional on the termination of previously granted options no later that September 18, 2002 and negative covenants prohibiting the exercise of previously granted options prior to cancellation.*

*Recognizing that the Corporation's future depends upon the realization of assets, the Compensation Committee initiated an incentive plan, adopted by the Board of Directors, to provide incentive for key personnel critical to the successful completion of transactions which maximize profitability and value for the Corporation and its shareholders. The goal of the Compensation Committee is to attract, motivate and retain key personnel necessary to assure the competitiveness and vitality for the Corporation in future years.*

**DATED** at Vancouver, British Columbia, this 21st day of May, 2002.

**ON BEHALF OF THE COMPENSATION COMMITTEE**

| | | | |
|---|---|---|---|
| (signed) | ROBERT C. GARDNER, Q.C.<br>Chair | (signed) | THOMAS E. SAWYER<br>Member |
| (signed) | SENATOR LARRY L. PRESSLER<br>Member | | |

**Performance Graph**

*Corporation/TSE 300 Index*

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis) with the cumulative total shareholder return of The Toronto Stock Exchange 300 Index (without reinvestment of dividends) during the periods indicated. For comparison purposes it is assumed that $100 had been invested in the Corporation's shares and in such index on May 31, 1996. (The current management assumed control of the Corporation in June, 1996.)



$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$-
May 31, 1996
December 31, 1996
December 31, 1997
December 31, 1998
December 31, 1999
December 31 2000
December 31 2001


Legend:

▲ = Company
◆ = TSE 300 Index
Not to Scale

| | May 31, 1996 | December 31, 1996 | December 31, 1997 | December 31, 1998 | December 31, 1999 | December 31, 2000 | December 31, 2001 |
|---|---|---|---|---|---|---|---|
| Corporation | $100 ($1.75) | $317 ($5.55) | $463 ($8.10) | $384 ($6.72) | $1,045 ($18.28) | $371 ($6.49) | $163 ($2.84) |
| TSE Index | $100.00 (5,236.82) | $113.18 (5,927.03) | $127.93 (6,699.44) | $123.85 (6,485.94) | $160.66 (8,413.75) | $170.59 (8,933.68) | $303.07 (7,688.40) |

Notes:

1. The amounts shown in parentheses are the Corporation's closing share price and the value of such index, respectively, on the dates indicated.

2. The Corporation's shares began trading in U.S. dollars on October 5, 1998, accordingly, the prices shown as at December 31, 1998 and thereafter have been converted from U.S. dollars to Canadian dollars on the basis Cdn.$1.00 = U.S.$0.67.

## INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation, except as follows. During the last financial year, the Corporation's Chairman, W. Gordon Blankstein granted a guarantee to a lender of the Corporation, guaranteeing the obligations of the Corporation to the lender of approximately US $2.3 million. In consideration of the guarantee, and pursuant to regulatory approvals, the Corporation issued 242,579 common shares to Mr. Blankstein at a deemed issuance price of US $1.90 per share.

## REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Corporation to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.

## MANAGEMENT CONTRACTS

Management services for the Corporation are not, to any material degree, performed by persons other than the senior officers of the Corporation.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Except as described in this proxy circular, management knows of no other matters to be acted upon at the Meeting.

## APPROVAL OF BOARD OF DIRECTORS

The contents and the sending of this management proxy circular have been approved and authorized by the directors of the Corporation.

**DATED** at Vancouver, British Columbia, this 22nd day of May 2002.

**ON BEHALF OF THE BOARD OF DIRECTORS**

DONALD D. MACFAYDEN
Director, Secretary and Chief Financial Officer

# QUARTERLY AND YEAR END REPORT

**BC FORM 51-901F**
**(previously Form 61)**

***ISSUER DETAILS***

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT Y M D |
|---|---|---|
| Global Light Telecommunications Inc. | 01/12/31 | 02/05/21 |

| ISSUER'S ADDRESS | | | | |
|---|---|---|---|---|
| #530 – 999 W. Hastings Street | | | | |
| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| Vancouver, | BC | V6C-2W2 | (604) 688-7330 | (604) 688-0553 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Donald D. MacFayden | Chief Financial Officer | (604) 688-0553 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dmacfayden@gbttelecom.com | www.gbttelecom.com |

**CERTIFICATE**

*The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y M D |
|---|---|---|
| Signed by: "Donald D. MacFayden" | DONALD D. MACFAYDEN | 02/05/21 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y M D |
| Signed by: "W. Gordon Blankstein" | W. GORDON BLANKSTEIN | 02/05/21 |

## Schedule A: Financial Statements

Please refer to attached audited financial statements of the Issuer for the twelve months ended December 31, 2001.

## Schedule B: Supplementary Information

1. *Analysis of Expenses and Deferred Costs*

Direct cost of revenues for the twelve months ended December 31, 2001 represents the costs associated with delivering and providing telecommunications services including network and circuit costs and other capacity costs. The following is a breakdown for the twelve months ended December 31, 2001:

| **Direct cost of revenues is comprised of:** | | **(U.S.$) In 000's** |
|---|---|---|
| Equipment | $ | - |
| Carrier and dark fibre | | - |
| Traffic | | 16,056 |
| | $ | 16,056 |

The following is a breakdown of development, selling, administration and other for the twelve months ended December 31, 2001.

| **Development, selling, administrative and other originates from:** | | |
|---|---|---|
| New World Network Holdings, Ltd. | | 9,538 |
| Bestel, S.A. de C.V. | | 19,211 |
| Global Light Telecommunications Inc. | | 3,384 |
| Other | | 6,801 |
| | $ | 38,934 |

2. *Related Party Transactions*

The Issuer's Chairman, W. Gordon Blankstein, was issued 242,579 common shares at a deemed price of U.S. $1.90 per share in consideration for loan guarantees made in connection with certain short-term loan commitments of the Issuer.

3. *Summary of Securities Issued and Options Granted During the Period*

During the period January 1, 2001 to December 31, 2001:

a) Securities issued:

| Date | Number of Common Shares | Reason | Price per Share | Amount |
|---|---|---|---|---|
| Jan. 17/01 | 37,500 | Option Exercise | Cdn. $8.96 | Cdn. $336,000 |
| Jan. 31/01 | 268,152 | Option Exercise | Cdn. $7.75 | Cdn. $2,078,178 |
| Jan. 31/01 | 652,500 | Option Exercise | Cdn.$8.96 | Cdn. $5,846,400 |
| Jan. 31/01 | 50,000 | Private Placement | U.S.$6.00 | US$300,000 |
| Feb. 7/01 | | Private Placement of Convertible Debentures | | US$1,000,000 of 10% Convertible Secured Debentures and |
| Feb. 7/01 | | Warrants issued in connection with private placement of Convertible Debentures | | Warrants to purchase 62,500 common shares at a price of US$4.80 per share (subject to adjustment), exercisable to Feb. 7, 2006 |
| Feb. 13/01 | 110,000 | Option Exercise | Cdn. $8.96 | Cdn. $985,600 |
| Feb. 13/01 | 67,000 | Option Exercise | Cdn. $7.75 | Cdn. $519,250 |
| May 29/01 | 3,000 | Option Exercise | Cdn. $5.30 | Cdn. $15,900 |
| Dec. 5/01 | 130,000 | Option Exercise | US $2.00 | US $260,000 |

b) Options granted:

Stock options were granted during the period January 1, 2001 to December 31, 2001, as follows:

| Date of Grant | Name of Optionee if Insider | No. of Options | Exercise Price per Share | Expiry Date |
|---|---|---|---|---|
| Jan. 26/01 | Employees | 160,000[(1)] | U.S.$5.00 | Jan. 01/06 |
| | W. Gordon Blankstein | 400,000[(1)] | U.S.$5.00 | Jan. 14/06 |
| | Robert M. Blankstein | 300,000[(1)] | U.S.$5.00 | Jan. 14/06 |
| Jan. 31/01 | W. Gordon Blankstein | 125,000[(1)] | U.S.$5.27 | Feb. 02/03 |
| | Robert M. Blankstein | 90,000[(1)] | U.S.$5.27 | Feb. 02/03 |
| | Donald D. MacFayden | 125,000[(1)] | U.S.$5.27 | Feb. 02/03 |
| | W. Gordon Blankstein | 400,000[(1)] | U.S.$5.27 | June 18/03 |
| | Employees/Consultants | 400,000[(1)] | U.S.$5.27 | June 18/03 |
| May 7/01 | W. Gordon Blankstein | 67,000[(1)] | U.S.$4.50 | Feb. 02/03 |
| | Employee | 67,000[(1)] | U.S.$4.50 | Feb. 02/03 |
| June 4/01 | W. Gordon Blankstein | 100,000 | U.S.$3.00 | May 31/06 |
| | Employees | 300,000 | U.S.$3.00 | May 31/06 |

| Date of Grant | Name of Optionee if Insider | No. of Options | Exercise Price per Share | Expiry Date |
|---|---|---|---|---|
| Sept. 17/01 | Sunwest Ventures Ltd. | 1,354,348 | U.S.$2.00 | Sept. 17/06 |
| | Thomas E. Sawyer | 75,000 | U.S.$2.00 | Sept. 17/06 |
| | Larry L. Pressler | 125,000 | U.S.$2.00 | Sept. 17/06 |
| | Robert C. Gardner | 75,000 | U.S.$2.00 | Sept. 17/06 |
| | Alberto Carrizosa | 25,000 | U.S.$2.00 | Sept. 17/06 |
| | Kevin Paul | 25,000 | U.S.$2.00 | Sept. 17/06 |
| | W. Frank Blount | 25,000 | U.S.$2.00 | Sept. 17/06 |
| | Donald D. MacFayden | 275,000 | U.S.$2.00 | Sept. 17/06 |
| | Employees | 1,043,000 | U.S.$2.00 | Sept. 17/06 |
| Oct. 4/01 | Consultant | 400,000 | U.S.$2.00 | Oct. 4/03 |
| Oct. 4/01 | Consultant | 100,000 | U.S.$2.00 | Oct. 4/06 |
| Nov. 15/01 | Employee | 220,000 | U.S.$2.10 | Nov. 15/06 |
| **TOTAL:** | | 6,276,348[(2)] | | |

(1) Subject to cancellation by the Issuer on or before September 18, 2002 and negative covenants prohibiting exercise prior to cancellation.

(2) Includes 2,134,000 options subject to cancellation by the Issuer on or before September 18, 2002 and negative covenants prohibiting exercise prior to cancellation.

4. *Summary of Securities as at the End of the Reporting Period*

As at December 31, 2001:

a) Authorized Capital – Unlimited number of common shares with no par value

b) Issued and Outstanding Shares – 31,110,900 common shares

Recorded Value – US$155,020,000

c) Outstanding options, warrants and convertible securities:

| Description of Securities | Type | Number of Shares | Exercise Price | Expiry Date |
|---|---|---|---|---|
| Common | Options | 163,333 | Cdn.$5.30 | Jan. 28, 2002 |
| Common | Options | 50,000 | Cdn.$6.80 | April 15, 2002 |
| Common | Options | 34,000 | Cdn.$8.85 | Oct. 16, 2002 |
| Common | Options | 175,000 | Cdn.$7.75 | Feb. 2, 2003 |
| Common | Options | 425,000 | Cdn.$8.96 | June 18, 2003 |
| Common | Options | 150,000 | U.S.$12.625 | April 18, 2005 |
| Common | Options | 90,000 | U.S.$10.50 | June 13, 2005 |
| Common | Options | 475,000 | U.S.$12.625 | July 13, 2005 |
| Common | Options | 164,848 | U.S. $5.00 | Feb. 2, 2003 |
| Common | Options | 138,000 | U.S.$5.00 | Jan. 1, 2006 |
| Common | Options | 700,000 | U.S.$5.00 | Jan. 14, 2006 |
| Common | Options | 340,000 | U.S.$5.27 | Feb. 2, 2003 |
| Common | Options | 800,000 | U.S.$5.27 | June 18, 2003 |
| Common | Options | 134,000 | U.S.$4.50 | Feb. 2/03 |

| Description of Securities | Type | Number of Shares | Exercise Price | Expiry Date |
|---|---|---|---|---|
| Common | Options | 400,000 | U.S.$3.00 | May 31/06 |
| Common | Options | 2,892,348 | U.S.$2.00 | Sept. 17, 2006 |
| Common | Options | 400,000 | U.S.$2.00 | Oct.4, 2003 |
| Common | Options | 100,000 | U.S.$2.00 | Oct. 1, 2006 |
| Common | Options | 220,000 | U.S.$2.10 | Nov.15,2006 |
| Common | Warrants | 434,000 | U.S.$4.80 (2) | Dec. 29, 2005 |
| Common | Warrants | 62,500 | U.S.$4.80 (2) | Feb. 7, 2006 |
| Debentures | | U.S.$38,560,000(1) | U.S.$9.20 (2) | Sept. 14, 2003 |

(1) This amount represents the outstanding principal amount as of December 31, 2001 of the Issuer's 9% convertible debentures due 2003 issued in September 1999 (initially convertible at U.S.$10.50 per share). This amount includes accrued interest of U.S.$7,060,000 as of December 31, 2001 which has been capitalized and added to principal.

(2) Conversion price as of December 31, 2001, subject to adjustment.

d) No shares subject to pooling or escrow arrangements.

5. *List of Names of the Directors and Executive Officers of the Issuer as at the Date this Report is Signed and Filed*

Directors:

W. Gordon Blankstein
Senator Larry L. Pressler
Manuel Vazquez Arroyo Aldrete
Dr. Thomas E. Sawyer
Robert C. Gardner, Q.C.
Kevin Paul
Frank Blount
Alberto Carrizosa
Donald D. MacFayden

Executive Officers:

W. Gordon Blankstein – Chairman of the Board, Chief Executive Officer
Donald D. MacFayden – Chief Financial Officer, Vice President, Finance and Secretary

## Schedule C: Management Discussion and Analysis

The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Canadian GAAP differs in certain respects from U.S. GAAP. The principal differences as they relate to the Company are: (i) the treatment of expenditures relating to product development costs; (ii) the Company's joint venture investments are accounted for on a proportionate consolidation basis under Canadian GAAP but would be accounted for on the equity basis under U.S. GAAP; and, (iii) the equity portion of the Company's convertible debentures is included under the equity section of the balance sheet under Canadian GAAP but would be included in non-current liabilities under U.S. GAAP.

The Company's historical financial results of operations may not be indicative of its future results of operations. The Company's future financial results of operations may be affected by a number of factors, including, but not limited to: all of the Company's subsidiaries and joint ventures are development stage companies, which are in the process of developing capital intensive businesses, and their results of operations are anticipated to fluctuate from period to period; the Companies future operations are dependent on its ability to obtain third party financing in the form of debt or equity and to ultimately generate future profitable operations or income from its holdings; and, changes in customers requirements, new laws and governmental regulations and policies, ability to obtain new debt or equity financings, ability to upgrade or expand networks, economic and political instability, competition, pricing, demand, technological factors, and foreign exchange rates.

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and all entities, which are controlled by the Company, referred to as subsidiaries. The accounts of the Company's subsidiaries are included from the date of acquisition. Entities subject to significant influence are accounted for using equity accounting. As at December 31, 2001, the Company's 42% interest in NeTrue Communications Inc. ("NeTrue") and 45% interest in Highpoint Telecommunications ("Highpoint") are accounted for using equity accounting. Entities, which are jointly controlled, referred to as joint ventures, are accounted for using proportionate consolidation. The Company's 49% interests in Bestel, S.A. de C.V. ("Bestel") and New World network Holding, Ltd. ("New World") are considered to be joint ventures for accounting purposes as they are subject to agreements which provide for joint control by the participants. These percentage figures are undiluted and do not reflect any options, warrants or other convertible securities which may have been issued by these other entities and which remain outstanding.

During 2000, Highpoint and NeTrue issued share capital for cash and in consideration for the acquisition of certain businesses which has resulted in a dilution in the Company's interests in Highpoint and NeTrue, from approximately 61% to 45% and from approximately 58% to 42%, respectively. Effective October 1, 2000, the Company changed its accounting method from full consolidation to equity accounting for its investments in Highpoint and NeTrue. Accordingly, the Company's consolidated balance sheet does not include Highpoint's and NeTrue's assets and liabilities on a line by line basis. Furthermore, the Company's consolidated statement of operations includes Highpoint's and NeTrue's statement of operations on a line by ling basis up to September 30, 2000. Commencing October 1, 2000, the Company's share of Highpoint's and NeTrue's net earnings are included as a component of equity interest in net loss of investments. The Company's investments in NeTrue and Highpoint were written off as of December 31, 2001.

In 2001, the Company adopted the Canadian Institute of Chartered Accountant's new recommendations on earnings per share calculations. Under these recommendations, diluted earnings per share under Canadian GAAP is calculated using the treasury share method which is consistent with the calculation under United States GAAP for diluted earnings per share. Consequently, the prior year's financial information has been restated to reflect this change, however, there was no impact on the figures presented.

<u>**Description of Business and Operations**</u>

The Company is a telecommunications company based in Vancouver, B.C., Canada. The Company invests in development stage telecommunications projects requiring substantial capital. As at December 31, 2001, the Company's principal business comprised of a joint venture interest in Bestel and a joint venture interest in New World.

*Bestel, S.A. de C.V.*

The Company indirectly owns 49% (undiluted) of the equity interest in Bestel. Bestel is a Mexican facilities-based provider of technologically advanced high bandwidth and fiber optic telecommunications and data services. Bestel offers a broad range of integrated telecommunications solutions to carriers, competitive local exchange carriers (CLECs), Inernet service providers (ISPs) and application service providers (ASPs), and large corporate and government customers in Mexico. Bestel has designed and constructed a technologically advanced fiber optic network in Mexico. Bestel commenced operations as a telecommunications provider in Mexico in 1998. Bestel's network currently extends over 7,000 route kilometers (including approximately 3,000 km of leased, purchased and swapped fiber) with points-of-presence in two U.S. cities and 19 Mexican metropolitan areas, including Mexico City, Monterey and Guadalajara, the three largest cities in Mexico, and covers over 60% of Mexico's population and most of its wealth. Bestel has completed two of the four planned phases of its network. Bestel has partially completed phase 3 of its network. On completion this phase will expand the network along the west coast of Mexico.

*New World Network Holdings, Ltd.*

The Company indirectly owns a 49% interest (undiluted) in New World, a telecommunications carrier's carrier. New World owns approximately 86.4% of ARCOS-1, a state-of-the-art submarine broadband fiber optic network that connects the United States with Mexico and Puerto Rico and twelve countries of the Central America, South America and Caribbean region.

*Other*

The Company owns an approximate 45% interest in Highpoint and an approximate 42% interest in NeTrue, which interests have been written off by the Company.

**Liquidity and Capital Resources**

During 2001 and subsequently, the Company entered into the following financing transactions:

*Short Term Loans*

As at December 31, 2001, the Company had outstanding short term loans of approximately $14.1million, of which approximately $1 million was subsequently retired from the proceeds of a private placement completed by the Company in April 2002. The maturity on the balance outstanding under the loans, together with interest payments thereon has been extended to June 30 2002. Interest accrued during 2001, together with bonuses and debt extension fees in respect of such loans in the aggregate amount of $3,296,450 was paid by the Company in the form of a shares-for-debt settlement with individual lenders pursuant to which the Company issued an aggregate of 1,608,979 common shares at prices ranging from $0.80 to $2.25

*10% Convertible Secured Debentures and Warrants*

In February 2001, the Company completed a private placement of an additional 10% convertible debenture in the principal amount of $1 million and warrants exercisable to acquire 62,500 common shares of the Company to increase the total amount of 10% convertible debentures outstanding to $7.9 million. The Company repaid the 10% convertible debentures on March 29, 2001. The warrants are outstanding and exercisable on or before February 7, 2006 for the purchase of common shares of the Company at an exercise price of $4.80 per share, subject to adjustment under certain circumstances if the Company issues common shares or common share equivalents at a price less than the exercise price of the warrants.

*9% Convertible Debentures due 2003*

As at December 31, 2001 the Company had outstanding 9% Convertible Debentures due 2003 with an aggregate principal amount of $38,560,000 (for financial statement presentation purposes the liability component is presented as $34,975,000 with the balance recorded under the equity section of the balance sheet) which amount includes $7,060,000 added to the principal in respect of interest payments up to

December 31, 2001. At the Company's option, interest can be paid in cash or added to principal. As at December 31, 2001 the debentures (including interest) are convertible at a rate of $9.20 per share, subject to adjustment under certain circumstances. A holder may elect that the Company redeem the debentures upon certain events including the Company's common shares being no longer listed or quoted on the AMEX, the Nasdaq National Market or the New York Stock Exchange, the sale of all or substantially all of the Company's assets, a transaction pursuant to which any group becomes the beneficial owner of more than 50% of the voting power of the Company, or the consolidation, merger or other business combination of the Company with or into any other entity, immediately following which our prior shareholders fail to own at least 50% of the voting power of the surviving entity.

*Other*

In March 2001, the Company completed a sale of a 51% interest in a promissory note issued by Bestel (the "Bestel Note") then outstanding in principal amount of $21.6 million. The Company retained a 49% participation interest in the promissory note. The Company received gross proceeds from the sale in the amount of $13,000,000. A portion of the proceeds was used to retire the Company's indebtedness including all of its indebtedness under 10% convertible secured debentures outstanding on March 29, 2001. The 49% participation interest was repurchased by the Company in July 2001 and subsequently utilized to fund the Company's share of capital contributions to Bestel in 2001 in order to maintain its proportionate interest in Bestel.

In October 2001, the Company completed a sale of a twenty per cent interest in the Bestel Note, then outstanding in principal amount of $11.4 million. The applicable purchase price for the sale was $2 million of which approximately $1.6 million was utilized to extinguish loan obligations to the purchaser by the Company and the balance was utilized as working capital for the Company, its subsidiaries and affiliates. In connection with the transaction, the Company granted certain guarantees in favour of the purchaser. The Company's Chairman, W. Gordon Blankstein also granted guarantees on behalf of the Company to the purchaser in consideration for which the Company issued to Mr. Blankstein 242,579 common shares at a deemed issuance price of $1.90 per share.

*Equity Financings*

In January 2001, the Company completed a private placement of 50,000 common shares issued at $6.00 per share for gross proceeds of $300,000 utilized as working capital for the Company, its subsidiaries and affiliates.

During 2000, Global issued 1,268,152 common shares pursuant to the exercise of options at exercise prices ranging between Cdn.$1.66 to Cdn.$8.89 per share for gross proceeds of approximately $6.4million primarily utilized by the Company for mandatory capital contributions to Bestel and the balance as working capital for the Company, its subsidiaries and affiliates. No warrants were exercised during 2001.

In April 2002, the Company completed a private placement of units issued at $0.80 per unit for gross proceeds of approximately $2.1million. Each of the units consists of one common share of the Company and one-half of a non-transferable share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of the Company at an exercise price of $0.80 during a two-year exercise period. In connection with the private placement of the units, the Company has issued 2,681,320 common shares and 1,340,660 warrants. In addition a further 81,790 common shares will be issued in consideration of commissions and finders' fees at a deemed issuance price of $0.80 per share. A portion of the proceeds from the private placement were used by the Company to retire indebtedness under short term loans and the balance as working capital for the Company, its subsidiaries and affiliates.

<u>Project Expenditures, Activities and Future Capital Requirements</u>

The Company anticipates that it will require further working capital requirements of $2 million for 2002 excluding payments required in connection with its short term loans and outstanding current obligations. In the event that these obligations cannot be refinanced or successfully renegotiated the Company will require additional capital in 2002. There can be no assurance that the Company's actual capital requirements for 2002 will not exceed management's expectations.

The Company's subsidiaries and joint ventures are in the early stages of their development and as such are expected to require additional funding to either meet current operating requirements or to fund capital expenditures or expansion programs.

In the event that a subsidiary or joint venture seeks to obtain additional equity then the Company will make a decision as to whether it wants to participate in such equity offering either to maintain its proportionate interest, increase its interest, or to reduce any prospective dilution of its interest. Under certain circumstances the Company may loan or advance funds to a subsidiary or joint venture to provide capital to meet immediate requirements. In the event that the Company decides to make an additional equity investment in a subsidiary or joint venture, advance funds as a loan to a subsidiary or joint venture, or make an additional acquisition then the Company will likely have to raise additional capital either through a public or private debt or equity offering or through the sale of an interest in a subsidiary or joint venture. There can be no assurance, however, that the Company will be able to raise additional capital on terms that are favorable to the Company.

The following discussion describes the financing activities and the anticipated future capital requirements of Bestel and New World.

*Bestel*

As of December 31, 2001, Bestel's outstanding debt was comprised of the 12 ¾% senior notes with a principal amount of $144.7 million at maturity in May 2005 and loans under vendor financing agreements with a total amount of approximately $30 million at interest rates at LIBOR plus 4.95% per annum and debt due to affiliates of approximately $7 million.

In 2001, the Company and Odetel contributed $49.1 million as additional capital to Bestel, of which the Company's subsidiary, GST Mextel, Inc., contributed $22.8 million representing its 49% proportionate share (undiluted), including $14.4 by way of capitalizing a portion of the principal payable under the Bestel Note.

Bestel commenced commercial operations in Mexico in 1998 and has generated revenues on a consistent basis since then although such revenues have not been sufficient to cover all of its net cash requirements including debt service payments and principal repayments. Under the current market conditions Bestel will likely continue to incur losses in future periods. Bestel's operational and capital requirements in 2002 are expected to be funded using cash on hand, cash flow from operations, and available credit facilities. Bestel may need to complete further financings or additional equity offerings to fund its obligations and will require additional capital to fund any capital or expansion programs. On May 15, 2002 Bestel did not make its semi-annual interest payment in the amount of approximately $9,000,000 in respect of its 12 ¾% Senior Discount Notes due 2005. In the event that this interest payment is not made, or satisfactory arrangements are not made with the bondholders, before June 15, 2002 then a default under the indenture covering the Senior Discount Notes would likely have occurred which would result in an acceleration of the principal amount of $144,741,000 which would otherwise be due on May 15, 2005.

*New World*

As at December 31, 2001, New World has outstanding bank debt consisting of an unsecured bridge loan, a senior secured loan, and a revolving working capital faculty in the aggregate amount of $335 million. The senior secured facility carries interest at the rate of LIBOR plus 3.25% per annum. The unsecured bridge loan carries interest at the rate of LIBOR plus 6% per annum increasing by 0.25% at the end of each quarter thereafter commencing October 1, 2000 up to a maximum of 18% per annum provided that the cash interest component shall not exceed 15% per annum. As at December 31, 2001, New World had placed $47 million in escrow to cover certain interest payments related to the bridge loan and payments to contractors. In the event that the bridge loan was not financed within one year from June 2000 then it would be extended for additional periods up to a final maturity no later than 10 years from June 2000. The maturity date for the bridge loan is June 14, 2010. In connection with the bridge loan, New World granted 1,597,922 warrants to Barclays, subject to certain criteria, which included the bridge loan being outstanding for specified time periods. The warrants vest immediately, have an exercise price of $0.01 per share and expire in 10 years. As of December 31, 2001, New World had drawn $150 million on the construction loan facility and $10 million on the revolving credit loan, which will mature on June 14, 2007 and bears interest at an annual initial rate of LIBOR plus 3.25%. The default rate is 2.00% above the otherwise applicable rates. These loans are secured by liens on substantially all of New World's assets, including its interest in ARCOS-1.

As of December 31, 2001 New World Network had commenced only limited commercial operations although it had substantially completed the construction of the ARCOS-1 network in the Caribbean region. New World experienced losses in 2000 and 2001 and will likely continue to incur losses in future periods. New World's primary sources of funds have been derived from equity investments by shareholders and credit facilities. New World's operational and capital requirements in 2002 are expected to be funded using cash on hand, cash flow from operations, and available credit facilities. New World has an unfunded periodic interest payment in the amount of approximately $4,000,000 due in August 2002 in respect of certain of its outstanding indebtedness. Because of certain reserve clause covenants in connection with New World's credit facilities it is unlikely that this payment will be made through cash flow from operations. If necessary, New World proposes to fund this obligation through an equity offering to its shareholders. New World may be required to do further financings in the event that expected revenues are not achieved on a timely basis to allow it to meet its other obligations as they become due. In addition, beginning in 2002, New World's credit facilities contain financial covenants with respect to maintaining certain interest coverage and present value coverage ratios and achieving certain minimum quarterly cumulative capacity sales. Failure to comply with the financial covenants will not constitute an event of default but will attach certain restrictions to New World. New World is not in compliance with certain of these financial covenants at March 31, 2002.

**Changes in Financial Position**

*Operations* For the year ended December 31, 2001, the Company utilized net resources in respect of operating activities of $15.2million (2000 - $12.1 million). Because the Company and its operating subsidiaries and joint ventures have only recently commenced operations or are still under development, these operating subsidiaries and joint ventures are not yet generating sufficient revenue to fully cover costs and expenses.

*Financing* The Company's net resources provided from financing activities for the year ended December 31, 2001 was $104.7million (2000 - $98.0 million), which was primarily derived from the issuance of long-term debt by New World ($75.9million). For the year ended December 31, 2000 net resources provided from financing activities was $98 million comprised primarily from the issuance of share capital by the Company ($66.2 million) and by subsidiaries to non-controlling interests ($11.2 million) and the issuance of convertible debentures by the Company ($6.944 million).

*Investments* For the year ended December 31, 2001 net resources utilized for investment purposes were $99.2 million. This investment activity consisted primarily of the acquisition of capital and other assets by the Comppany's joint ventures in the amount of $130.2 million. For the year ended December 31, 2000 net resources utilized for investment purposes was $79.4 million. This investment activity consisted primarily of the acquisition of capital and other assets by the Company's subsidiaries and joint ventures for a net amount of $86.2 million and in respect of acquisitions by the Company's subsidiaries and joint ventures in the amount of $43.4 million. The Company's disproportionate share of its loans to Bestel increased by $1.8 million during 2000.

*Cash and Cash Equivalents*: The Company's consolidated cash and cash equivalent position was $12.4 million at December 31, 2001 (2000 - $22.1 million).

## Results of Operations

*Years ended December 31, 2001 and 2000*

*Revenues* The Company generated consolidated revenues of $42.7million during the year ended December 31, 2001 and $67.4 million during the year ended December 31, 2000. The revenue in 2001 was primarily derived from telecommunications sales made by Bestel ($42.7 million). The revenue in 2000 was primarily derived from the Company's interest in Highpoint ($42.4 million), NeTrue ($3.9 million) and the Company's proportionate share of dark fiber sales and telecommunication sales made by Bestel ($21.1 million). During 2000, Highpoint's revenue was primarily derived from Highpoint's interests in North American Gateway ($38.5 million) and Axxon ($3.9 million).

*Cost of Revenues* Consolidated direct cost of revenues for the year ended December 31, 2001 was $17.1 million and $54.1 million for the year ended December 31, 2000. The direct cost of revenue in 2001 includes the Company's proportionate share of cost of telecommunication sales made by Bestel ($16 million). The direct cost of revenue in 2000 includes the Company's proportionate share of the cost of dark fiber and telecommunication sales made by Bestel ($7.4 million) and the direct cost of revenue incurred by Highpoint ($43.3 million) and NeTrue ($3.4 million) during the period.

*Operating Expenses* Operating expenses include general and administrative expenses, engineering and development costs, and selling and marketing expenses. Consolidated operating expenses for the year ended December 31, 2001 were $32.5 million and $45.6 million for the year ended December 31, 2000. The largest component of operating expenses is general and administrative expenses of $23.5 million in 2001 and $38 million in 2000. The decrease in 2001 from 2000 is attributable to the elimination form the Company's operating results in 2001 of Highpoint's and NeTrues results from operations.

*Amortization* Consolidated amortization recorded by the Company for the year ended December 31, 2001 was $ 12.1 million and $17.3 million for the year ended December 31, 2000. The decrease in amortization expense in 2001 is primarily attributable to the results of operations for 2000 included the results for Highpoint and NeTrue up to October 1, 2000. The Company no longer consolidated Highpoint and NeTrue after that date because its equity interest was reduced.

*Interest Income and Expense* Consolidated net interest expense for the year ended December 31, 2001 was $32.5 million and $25.6 million for the year ended December 31, 2000. The increase from 2000 to 2001 is attributable to increased borrowings by New World under its credit facilities with Barclays as it completed construction of ARCOS-1 and the inclusion of New World for all of 2001 and only six months in 2000..
*Loss* The consolidated net loss for the year ended December 31, 2001 was $40.9 million and $32.1 million for the year ended December 31, 2000. The increase from 2001 over 2000 is attributable to the inclusion of New World in the Company's results for all of 2001 and only six months in 2000. New World did not commence operations until late 2001 (prior to that time it was constructing its network).

| Use of Funding: | Actual Expenditure: |
|---|---|
| Repayment of the Corporation's 10% convertible debentures and interest thereon (the proceeds from the issuance of these debentures were used primarily for making additional capital contributions to Bestel in 2000). | US$8,140,660 |
| Additional Capital Contribution to Bestel | US$22,800,000 |
| Advances to NeTrue under loan agreement | US$3,350,000 |

The Corporation's ability to meet its ongoing capital requirements is dependent upon its ability to periodically arrange financing and asset transactions as required.

**Other Subsequent Events**

In April 2002, the Corporation completed a private placement of units issued at $0.80 per unit for gross proceeds of $2.1 million. Each unit consists of one common share of the Corporation and one-half of a non-transferable share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of the Corporation at an exercise price of $0.80 during a 2 year exercise period. In connection with the private placement of the units, the Company has issued 2,681,320 common shares and 1,425,661 warrants, 81,790 common shares will be issued in consideration of finders' fees at deemed issuance price of $0.80 per share. a portion of the proceeds from the private placement were used by the Company to retire $1 million of indebtedness under short term loans and the balance as working capital for the Company, its subsidiaries and affiliates.

On March 6, 2002, the United States District Court (Southern District of New York) granted the plaintiffs UBS Capital Americas II, LLC and Canven V (Barbados) limited summary judgement against Highpoint and the Company pertaining to liabilities connected with debentures issued by Highpoint to the plaintiffs in principal amount of the $7.5 million (plus interest and costs). The Company's liability in respect to the judgement is associated with a debenture purchase agreement made by the Company and the plaintiffs at the time that the debentures were issued by Highpoint. On April 26, 2002, the Company filed an appeal of the judgement to the United States District Court (Southern District of New York). On May 13, 2002 the plaintiffs filed an action against Highpoint and the Company in the Supreme Court of British Columbia. The Company intends to defend fully against the action.

# ANNUAL INFORMATION FORM

ITEM 1:

## GLOBAL LIGHT TELECOMMUNICATIONS INC.

#530 – 999 West Hastings Street
Vancouver, B.C.
V6C 2W2

**May 21, 2002**
(Date of AIF)

December 31, 2001
(Date of Latest Financial Year-End)

*This is the form prescribed by **National Instrument 44-101** of the Canadian Securities Administrators and is filed with the British Columbia Securities Commission and the Alberta Securities Commission.*

*All amounts are in U.S. Dollars unless otherwise stated.*

## ITEM 2: CORPORATE STRUCTURE

*Name and Incorporation*

The issuer (herein referred to as the "Company" or "Global") was incorporated under the laws of the Yukon on November 29, 1993 in the name "Canadian Programming Concepts Ltd.". The corporate name was changed to "GST Global Telecommunications Inc." on October 1, 1996 and on October 29, 1998 to "Global Light Telecommunications Inc."

In addition to the amendments to the Company's articles of incorporation in connection with the aforesaid name changes, the Company's articles of incorporation have been further amended as follows: on September 19, 1996 to provide for the directors of the Company to determine the place for meetings of shareholders of the Company; to appoint directors of the Company between its annual general meetings and in respect of liens for shareholder debts; on November 5, 1996, to create a class of an unlimited number of preference shares in the capital stock of the Company; and on October 9, 1997 to provide for the minimum and maximum number of directors to be no less than three and not more than twelve.

The Company remains subject to the laws of the Yukon and is registered as an extraprovincial company under the *Company Act* (British Columbia).

The Company's head office is located at Suite 530, 999 West Hastings Street, Vancouver, British Columbia, Canada. Its registered office and address for service in Canada is 200 Financial Plaza, 204 Lambert Street, Whitehorse, Yukon.

The common shares of the Company are listed for trading on the Canadian Venture Exchange Inc. ("CDNX") under the symbol "GGB.U" and on the American Stock Exchange ("AMEX") under the symbol "GBT".

*Intercorporate Relationships*

The following list includes the Company's subsidiaries and joint ventures as of its most recent financial year end, the jurisdiction of incorporation, continuance or organization for such subsidiary or joint venture and the percentage of voting securities of such subsidiary or joint venture beneficially owned or over which control or direction is exercised by the Company.

## Principal Subsidiaries of Global:

| Name | Jurisdiction | Beneficial Ownership (%) (as at Dec. 31, 2001) |
|---|---|---|
| GST Mextel, Inc. | Delaware, Nova Scotia | 100 |
| Un Ltd. | Bermuda | 100 |
| BrightStar Ltd. | Bermuda | 100 |

## Principal Joint Ventures of Global:

| Name | Jurisdiction | Beneficial Ownership (%) (as at Dec. 31, 2001) |
|---|---|---|
| Bestel, S.A. de C.V. | Mexico | 49[1] |
| New World Network Holdings, Ltd. | Bermuda | 49[1] |

(1) These percentage figures are undiluted and do not reflect any options, warrants or other convertible securities which are outstanding.



Global Light Telecommmunications Inc. (Yukon)
Un Ltd. 100% (Bermuda)
GST Mextel, Inc. 100% (Delaware/Nova Scotia)
BrightStar Ltd. 100% (Bermuda)
Bestel, S.A. de C.V. 49% (Mexico)
New World Network Holdings, Ltd. 49% (Bermuda)


## Others

In addition to its principal subsidiaries and joint ventures, the Company holds a 100% interest in Global Thyme, a Nevada Corporation which is inactive and non-controlling interests in Highpoint Telecommunications Inc. (Yukon) and NeTrue Communications Inc. (Delaware) and their respective parents and subsidiaries, which the Company has written off.

## ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

In 1996 the Company entered the telecommunications sector with the goal of realizing growth opportunities from technological advancements and the deregulation of international telecommunications. The Company has focussed on combining its own industry expertise and financial resources with local partners in under-served and deregulating regions, principally in the Spanish-speaking Americas.

Through its subsidiary, GST Mextel, Inc. established in 1996, the Company owns a 49% equity interest in Bestel, S.A. de C.V. ("Bestel") a long distance operator in Mexico with a technologically advanced fiber optic network that extends to 19 Mexican Metropolitan areas, including Mexico City, Monterrey and Guadalajara and two points-of-presence in the United States.

In June 2000, the Company acquired a 49% equity interest in New World Network Holdings, Ltd. ("New World"), a Bermuda company which owns approximately 86.4% of ARCOS-1 (Americas Region Caribbean Ring System) a state-of-the-art submarine, broadband, fiber optic network linking the United States to Mexico and twelve countries of the Central America, South America and Caribbean regions.

During 2001, the world financial markets for telecommunications deteriorated, most severely in Europe. As a result, the Company's European ventures, held through Highpoint Telecommunications Inc., were unable to obtain the financing necessary to complete their networks and have ceased operations and have been, or are being, liquidated.

Notwithstanding the market deterioration in 2001, the Company's management was able to maintain the Company's principal interests in Bestel and New World. The Company expects that Bestel and New World will remain competitive during the current financial year, as the telecommunications sector addresses the ongoing challenges associated with increased availability of telecommunications network capacity and declining market prices. The Company believes that both Bestel and New World, through their respective permits, licenses, technological capacity and relationships with local carriers, are well positioned to meet these challenges.

The Company's future operations are dependent on its ability to obtain third-party financing in the form of debt or equity and to ultimately generate future profitable operations or income from its holdings. Certain payments to creditors have been deferred and certain short term loans are payable on demand or mature on June 30, 2002. The Company must either obtain additional capital to satisfy its outstanding obligations as they come due or successfully renegotiate the terms of such obligations. Bestel and New World are also dependent on their ability to ultimately generate profitable operations which will likely require them to obtain additional capital in the form of debt or equity. No certainty can exist that such financings will be available on acceptable terms. In the event that the Company does not participate in any further equity financings by either Bestel or New World the Company's proportionate equity interest in these companies will be reduced.

The Company does not expect financial markets in the telecommunications sector to improve significantly during 2002. At this time, the Company's management is reviewing possible financing strategies including the sale of its interests in either Bestel or New World.

## ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company's business is carried on principally through a 49% (undiluted) equity interest in Bestel and a 49% (undiluted) equity interest in New World.

### BESTEL, S.A. de C.V.

*Ownership Structure*

Bestel is a company organized under the laws of Mexico. Occidental de Telecomunicacion, S.A. de C.V. ("Odetel") and its affiliates own 51% of the issued and outstanding common shares of Bestel, represented by Series A common shares. The Company's wholly-owned subsidiary, GST Mextel, Inc. ("GST Mextel") owns the remaining 49%, represented by Series B common shares.

Odetel and GST Mextel are parties to a shareholders agreement which governs, among other things, matters relating to capital contributions, board representation, required approvals for major business transactions and transfer of shares. Odetel and GST Mextel are also currently parties to an invitation agreement pursuant to which each party may be required to obtain third party equity participation in Bestel.

In connection with the issuance of 12 ¾% senior notes by Bestel in 1998, warrants were issued which entitle the holders thereof to purchase Series B common shares of Bestel at an exercise price of 0.10 pesos per share (subject to adjustment). These warrants are exercisable 90 days after an initial public offering by Bestel except with respect to any shares to be sold in connection with such initial public offering or in connection with a repurchase offer by Bestel which must occur under certain prescribed conditions within 90 days after May 15, 2003 in the event that a public market for Bestel shares does not exist by that date. In the event that all of the warrants are exercised and all the equity shares are issued (including the respective proportion of Series A common shares automatically issued to Odetel at the time the warrants are exercised) then GST Mextel would hold a 45% equity interest in Bestel.

*Products, Services and Markets*

Bestel is a facilities-based provider of technologically advanced, high bandwidth fiber optic telecommunications and data services to Mexican markets. Bestel offers a broad range of integrated telecommunications solutions for carriers, competitive local exchange carriers (CLECs), Internet Service Providers (ISPs), application service providers (ASPs) and large corporate and government customers in Mexico. Bestel's network, which includes points-of-presence (POP) locations in two cities in the United States and 19 Mexican metropolitan areas including Mexico City, Monterrey and Guadalajara, the three largest cities in Mexico. Bestel's network also extends into Texas in the United States. The network currently extends over 7,000 route kilometers reaching over 60% of Mexico's population and most of its economy. Included in this total are over 500 km of fiber located in metropolitan rings for local access in the major cities of Mexico and over 3,000 km of network capacity in swapped, leased and purchased fiber.

Bestel's network consists of a long-haul, high capacity, fiber optic backbone, metropolitan-area fiber optic rings and wireless frequencies for "last-mile" local connectivity. The network uses advanced technologies, including dense wavelength division multiplexing (DWDM), asynchronous transfer mode (ATM) and Internet protocol (IP), all complemented by traditional circuit switching. In addition, Bestel has direct fiber connectivity to the United States with its two existing POP locations.

Bestel's objectives are to capitalize on the increasing demand for high bandwidth dedicated communications services and to leverage its large transmission capacity in Mexico by developing a full set of voice, data, and Internet services to meet the communications needs of its customers. Bestel is pursuing a focused sales and marketing strategy providing a combination of five service platforms: long distance services; network services; data services; Internet services and co-location and facilities management services.

As of December 31, 2001, Bestel and its wholly owned subsidiaries employed approximately 273 employees.

Competitive Position

Bestel's competitive strengths, include:

- *Technologically Advanced Network and Ability to Sell Large Increments of Bandwidth Capacity.* Bestel's network is fully redundant and diverse and is designed to support DWDM, high-speed ATM and IP overlay. Bestel has a fully DWDM-based backbone in Mexico and because of the large amount of capacity that it has built into its network, it is able to offer its customers a broad range of capacity. In addition, the network's splicing tolerances are among the most stringent of any fiber system in the world, provide reduced attenuation and, combined with low loss fiber, allow for greater distances between regeneration sites, reducing the cost of operation and maintenance and additional points of failure.

- *Network's Breadth and Cost-Effective Expandability.* The Bestel network currently extends over 7,000 route kilometers (including leased, purchased and swapped fiber), with POPs in 19 metropolitan areas in Mexico, including Mexico City, Monterrey, Guadalajara and the United States. Bestel also has two additional conduits throughout a large portion of its network as well as more fiber than it currently needs in its one conduit currently being utilized. Bestel has also commenced development of an extension to its network along the west coast of Mexico. As a result,

Bestel has the flexibility to substantially increase its network capacity and to sell excess dark fiber where opportune to do so.

- *Network's Superior Security and Reliability.* Bestel is the only telecommunications company in Mexico that has built its network predominantly along railroad rights-of-way, which Bestel believes are the most secure routes for fiber optic cable and minimizes the need for extensive maintenance and the risk of service outages. Railroad rights-of-way also provide direct access into city centers and reduce the risk of having to later move conduits. Bestel believes that this asset will be difficult for other carriers to replicate due to the breakup and privatization of the Mexican railway system which occurred after Bestel obtained its rights-of-way. Bestel believes that its fiber optic network, which is typically buried four feet deep inside hermetically-sealed, high-density polyethylene conduits, is the most resilient and reliable in Mexico.

- *Status as the Principal Independent Carrier's Carrier in Mexico.* Bestel is focused on providing services to other Mexican concessionaires and to U.S. carriers and resellers, as well as ISPs and ASPs. It is a main supplier of long-haul communications to long distance carriers and major emerging long distance carriers and CLECs in Mexico.

- *Last Mile Connectivity.* Bestel has installed metropolitan fiber rings in Mexico City, Monterrey and Guadalajara with a total length of over 680 route kilometers, and through fiber swaps and leasing arrangements with other carriers, Bestel has access to 16 additional metropolitan local loops. This local loop access, coupled with its wireless concessions, allows Bestel to provide last mile connectivity without having to interconnect with local carriers, which in turn allows Bestel to offer key customers competitive prices for long distance, network, data, Internet and co-location and facilities management services.

- *Internet Data Centers.* Bestel is currently in the process of developing Internet data centres in the largest cities, commencing with Mexico City and then Monterrey, Guadalajara and Tijuana.

- *Direct Access to the U.S. Market.* Bestel has the requisite licenses to operate as an international reseller in the United States. Bestel's Mexican concession, coupled with Bestel's border crossings and POPs in the U.S. allow Bestel to provide seamless crossborder connectivity, enhancing the quality and cost-effectiveness of Bestel's services.

***Concessions, Rights-of-Way and Authorizations***

Bestel has obtained various national and international governmental approvals, rights-of-way and authorizations to operate as a telecommunications services provider including: a 30 year concession in Mexico obtained in 1996 (renewable for an additional

30 years) to operate a public telecommunications long distance network in Mexico: a 30 year non-exclusive right-of-way along 2,270 kilometers of railroad routes in Mexico obtained in 1996, (renewable for an additional 30 years by mutual agreement with the Ferrocarriles Nacionales de México); a similar right-of-way along 3,300 kilometers of railroad routes for a 50 year term from 1995 (renewable for an additional 50 years by mutual agreement with the Ferrocarriles Nacionales de México); a 20 year right-of-way obtained in 1999 (which will renew automatically for an additional 10 years) relating to high tension tower facilities along 442 kilometers extending from Mazatlán to Torreon; two renewable 20-year point-to-point national wireless telecommunications concessions in the 23 GHz ban and four point-to-multipoint regional wireless telecommunications concessions in the 10.5 GHz band covering 39 Mexican Cities.; a U.S. Federal Communications Commission FCC 214 authorization to operate in the United States as a global facilities-based reseller, which does not have an expiration date but is subject to revocation by the FCC for violations of U.S. Federal laws or FCC rules; and the authorization by COFETEL (renewable on a yearly basis) of an international port to provide international services to and from Mexico.

Bestel has also entered into interconnection agreements with various local and international carriers. Bestel's interconnection agreement with Telmex sets forth the terms and conditions under which Bestel is allowed to interconnect with Telmex. In 2001 Bestel and Telmex signed an agreement to share in certain infrastructure costs as well as additional issues related to the business relationship between the two companies. Under this agreement, Bestel agreed to an up front payment and to pay additional interconnect fees. Certain of this up front payment was paid through offsets to discounts received from Telmex and services to be provided by Bestel to Telmex.

## NEW WORLD NETWORK HOLDINGS, LTD.

### *Ownership Structure*

In March 2000, Global agreed to acquire, indirectly through a wholly-owned subsidiary, a 49% (undiluted) equity interest in New World for $50 million. The acquisition was completed in June 2000.

The Company's wholly-owned (indirectly) subsidiary, Brightstar Ltd., a Bermuda company owns 49% of the issued and outstanding voting shares of New World. Siemens Project Ventures GmbH, an arm of Siemens AG owns 19.6%; Barclays Bank PLC owns 3.9% and balance of the New World voting shares are held by the founders of New World. The shareholders of New World have entered into a shareholders agreement, which provides for the corporate governance of New World, including the election of its board of directors and the transfer of its shares.

In connection with a bridge loan of $170 million provided to New World by Barclays Capital, New World issued to 266,320 warrants and 1,331,602 warrants in favour of Barclays Capital on December 14, 2000 and June 14, 2001, respectively. The warrants, which have vested are exercisable for the purchase of shares of New World at an exercise price of $0.01 per share during ten-year exercise periods.

*Products, Services and Markets*

New World has been developed as a telecommunications carrier's carrier. It owns approximately 86.4% of ARCOS-1 (Americas Region Caribbean Ring System), a state-of-the-art, submarine, broadband, fiber optic network connecting the United States with Puerto Rico, Bahamas, Turks & Caicos, Dominican Republic, Curacao, Venezuela, Colombia, Panama, Costa Rica, Nicaragua, Honduras, Belize, Guatemala and Mexico. The system has been deployed at an initial capacity of 15 Gbps, and is scaleable to 960 Gbps. The ARCOS-1 network comprises 24 undersea cable segments with a total length of approximately 8,600 km. The system provides broadband connectivity between the United States and countries having a combined population of approximately 200 million.

As of December 31, 2001, New World and its wholly owned subsidiaries employed approximately 64 employees.

*Competitive Position*

ARCOS-1's design as a true ring configuration provides protection in the form of built-in redundancy critical for most broadband applications. Of the 24 cable segments comprising the ARCOS-1 network, 22 segments are unrepeatered, allowing for relatively large upgrades of system capacity at a fraction of the initial investment. This scalability is achievable through implementation of new land-based transmission technologies, as they become available. The network employs an optical amplifier line system and protective architecture providing high broadband transmission performance and dependability. Strategic landing parties and other carriers referred to as "Carrier Parties" own 13.6% of ARCOS-1 and include GTE, AT&T and Cable & Wireless. Some of the Carrier Parties land the cable in their own countries. This unique ownership structure combines the advantages of an independently owned company and the benefits of strategic alliances with local carriers that provide landing rights, backhaul and interconnection to local networks.

New World began construction of the network in September 2000. It was substantially completed by the end of 2001.

Prior to completion of it network, New World had pre-sold 13.5% of its capacity to among 28 leading carriers in the region. Subsequently, New World signed additional capacity contracts in excess of $28.5 million sales to the end of the first quarter 2002.

*Licenses*

New World has received the licenses and permits necessary for the operations of ARCOS-1, including permits from authorities in the United States and other countries along the network. New World depends upon 13 different landing parties to provide access to the origination and termination points for the ARCOS-1 cable system. New World's ability to offer city to city services is dependent on its landing parties' willingness to provide cost-effective terrestrial services, and/or to agree to connect other terrestrial networks to the ARCOS-1 cable system. Each of these landing parties are signatories to a Construction and Maintenance Agreement ("C&MA") dated February 25,

1999, as amended, and individual Landing Facilities Addendums to the C&MA whereby they committed to provide access, charge reasonable and non-discriminatory rates to all customers accessing the ARCOS-1 cable system through the landing party's landing station and to maintain the terrestrial portion of the ARCOS-1 cable system in the landing party's country. Despite these commitments, there is no assurance that the landing parties will perform their contractual obligations or that there will not be political events or changes in relation with the landing parties, which may have adverse effects on New World. In addition, the C&MA restricts New World's ability to install further equipment into cable landing facilities without the consent of the landing parties. There is no assurance that New World will be able to obtain the landing parties' consent to proposed future modifications of the landing facilities that may be advantageous to New World or necessary to efficiently operate the ARCOS-1 cable system.

## OTHER

The Company also owns beneficially an approximate 45% interest in Highpoint Telecommunications Inc. ("Highpoint") a Yukon Corporation whose operating ventures, principally in Europe, have been terminated. The Company has written off its investment in Highpoint.

On March 6, 2002, the United States District Court (Southern District of New York) granted the plaintiffs UBS Capital Americas II, LLC and Canven V (Barbados) limited summary judgement against Highpoint and the Company pertaining to liabilities connected with debentures issued by Highpoint to the plaintiffs in principal amount of $7.5 million (plus interest and costs). The Company's liability in respect to the judgement is associated with a debenture purchase agreement made by the Company and the plaintiffs at the time that the debentures were issued by Highpoint. On April 26, 2002, the Company filed an appeal of the judgement to the United States District Court (Southern District of New York). On May 13, 2002, the plaintiffs filed an action against Highpoint and the Company in the Supreme Court of British Columbia pertaining to the New York court judgment. The Company intends to fully defend against this action in British Columbia.

The Company also owns beneficially an approximate 42% interest in NeTrue Communications Inc. ("NeTrue") a Delaware Corporation which was developing next generation IP (Internet Protocol) based communications networks and VSAT (Very Small Aperture Terminal) satellite products for IP satellite networks.

Subsequent to 2001, despite reorganization of its operations in California and reductions in operating costs, NeTrue was unable to obtain sufficient working capital to continue its operations. The Company has written off its investment in NeTrue.

## RISK FACTORS

***The risks described below apply to the Company and its subsidiaries and joint ventures. In this context, the term, the "Company" includes the Company, its subsidiaries and joint ventures.***

(a) Future Operations

During the years ended December 31, 2001 and 2000, the Company incurred consolidated losses of $52,335,000 and $32,125,000 respectively. As at December 31, 2001, the Company has a deficit and consolidated working capital deficiency of $219,436,000 and $39,713,000, respectively, and it will likely incur additional operating losses as it continues the development of its projects.

Certain conditions currently exist that raise doubt as to whether the Company will be able to continue as a going concern in its present structure and continue to conduct future operations in the same manner as it has in the past.

The Company's operations and the operations of Bestel and New World may be affected by numerous factors including, but not limited to, early stages of operations, changes in customer requirements, new laws and governmental regulations and policies, ability to obtain new debt or equity financings, ability to upgrade or expand networks, economic and political instability, competition, pricing, demand, technological factors and foreign exchange rate risks.

Bestel commenced commercial operations in Mexico in 1998 and has generated revenues on a consistent basis since then although such revenues have not been sufficient to cover all of its net cash requirements including debt service payments and principal repayments. Under the current market conditions Bestel will likely continue to incur losses in future periods. Bestel may need to complete further financings or additional equity offerings to fund its obligations. On May 15, 2002 Bestel did not make its semi-annual interest payment in the amount of approximately $9,000,000 in respect of its 12 ¾% Senior Discount Notes due 2005. In the event that this interest payment is not made, or satisfactory arrangements are not made with the bondholders, before June 15, 2002 then a default under the indenture covering the Senior Discount Notes would likely have occurred which would result in an acceleration of the principal amount of $144,741,000 which would otherwise be due on May 15, 2005.

As of December 31, 2001 New World Network had commenced only limited commercial operations although it had substantially completed the construction of the ARCOS-1 network in the Caribbean region. New World experienced losses in 2000 and 2001 and will likely continue to incur losses in future periods. New World's primary sources of funds have been derived from equity investments by shareholders and credit facilities. New World's operational and capital requirements in 2002 are expected to be funded using cash on hand, cash flow from operations, and available credit facilities. New World has an unfunded periodic interest payment in the amount of approximately $4,000,000 due in August 2002 in respect of certain of its outstanding indebtedness.

Because of certain reserve clause covenants in connection with New World's credit facilities it is unlikely that this payment will be made through cash flow from operations. If necessary, New World proposes to fund this obligation through an equity offering to its shareholders. New World may be required to do further financings in the event that expected revenues are not achieved on a timely basis to allow it to meet its other obligations as they become due. In addition, beginning in 2002, New World's credit facilities contain financial covenants with respect to maintaining certain interest coverage and present value coverage ratios and achieving certain minimum quarterly cumulative capacity sales. Failure to comply with the financial covenants will not constitute an event of default but will attach certain restrictions to New World. New World is not in compliance with certain of the financial covenants at March 31, 2002.

As of December 31, 2001 the Company has no operations other than Bestel and New World which generate revenue nor any operations which generate positive net cash flow. Certain payments to creditors have been deferred and certain short term loans mature on June 30, 2002. The Company must either obtain additional capital or successfully renegotiate the terms of such obligations. The Company's future operations are dependent on the Company's ability to obtain third party financing in the form of debt or equity and to ultimately generate future profitable operations or income from its holdings. The Company's principal telecommunications projects, Bestel and New World, are also dependent on their ability to ultimately generate profitable operations which will likely require them to obtain additional capital in the form of debt or equity. No certainty can exist that such financings will be available on acceptable terms. In the event that the Company does not participate in any further equity financings by either Bestel or New World Network the Company's proportionate equity interest in such projects will be reduced.

(b) Development and Expansion Risk; Possible Inability to Manage Growth

The Company is in the early stages of its development. The expansion of the Company's business has involved and is expected to continue to involve financings and acquisitions, which could divert the resources and management time of the Company and require integration with the Company's existing operations. The Company's future performance will depend, in part, upon its ability to manage its operations effectively, which will require it to continue to implement and improve its operating, financial and accounting systems, to expand, train and manage its employee base and to effectively manage the integration of any acquired businesses. These factors and others could adversely affect the expansion of the customer base and service offerings of the Company's subsidiaries and joint ventures. The Company's inability either to expand in accordance with its plans or to finance or manage its growth could have a material adverse effect on its business, financial condition and results of operations.

The Company's ability to achieve its objectives will depend on the successful, timely and cost-effective completion of its development projects. There can be no assurance that the Company will be able to achieve such successful completion.

(c) Historical and Anticipated Future Operating Losses and Negative EBITDA

The Company, its subsidiaries and joint ventures have limited histories of operations and have incurred and expect to continue to incur operating losses and negative earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company has incurred significant increases in expenses associated with these activities and there can be no assurance that an adequate customer base for any or all of its services will be achieved or sustained. There can be no assurance that the Company or any of its subsidiaries and joint ventures will achieve or sustain profitability or generate positive EBITDA. While expected operating loss carry-forwards may be available to offset the Company's future taxable incomes, the Company might not generate sufficient taxable income so as to utilize all or a substantial portion of such loss carry-forwards prior to their expiration.

(d) Significant Capital Requirements and Potential Dilution

The Company and its subsidiaries and joint ventures will require substantial additional financing to develop their business as planned and fund ongoing operating expenses. Sources of financing may include public or private debt and equity financing, sales of assets or other financing arrangements which may be dilutive to existing shareholders or may be on unfavourable terms. There can be no assurance that these offerings will be completed or, if completed, what will be the nature of or proceeds from the offerings. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures and could have a material adverse effect on the Company. Such failure could also limit the ability of the Company to make principal and interest payments on its outstanding or proposed indebtedness. The Company currently does not have any working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company. In addition, the Company's subsidiaries, investments or joint ventures may issue additional shares or other securities that may dilute the Company's interest.

In addition, there can be no assurance that the Company will not issue securities (including convertible securities, warrants or options) at terms, which are unfavourable and dilutive to existing shareholders.

(e) Substantial Indebtedness

The Company has incurred and may incur substantial additional indebtedness. The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal of and interest on its indebtedness and other obligations and will not be available for other purposes; (iii) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (iv) the Company could become more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (v) a high level of indebtedness will make the Company more vulnerable in the event of a downturn in its business or in the event of a general economic downturn.

(f) Possible Inability to Service Debt

There can be no assurance that the Company will be able to achieve positive earnings before fixed charges or EBITDA or that it will be able to meet its debt service obligations. As the Company does not currently have a revolving credit facility, if a shortfall occurs, alternative financing would be necessary in order for the Company to meet its liquidity requirements and there can be no assurance that such financing would be available. In such event, the Company could face substantial liquidity problems. Cash flow from operations may be insufficient to repay the Company's outstanding indebtedness in full at maturity, in which event such indebtedness would need to be refinanced. There can be no assurance that the Company will be able to effect such refinancing. The ability of the Company to meet its obligations and to effect such refinancing will be dependent upon, among other things, the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Failure by the Company to meet its obligations could result in a default on its indebtedness which would permit the holders of substantially all of the Company's indebtedness to accelerate the maturity thereof.

(g) Competition

The telecommunications industry is highly competitive. Competitors include other private, public or state-owned telecommunications companies, microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies and utilities. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company. Many of these competitors have significantly greater financial and operational resources than the Company or its subsidiaries and joint ventures. There can be no assurance that the Company or its subsidiaries and joint ventures will be able to achieve or maintain significant revenue or compete effectively in any of its markets.

As a recent entrant in the telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favour them over the Company in certain respects.

The Company's management believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its ability to deliver services at prices generally equal to or below those charged by its competitors. The failure to do so may have an adverse affect on the Company.

(h) Need to Adapt to Technological Change

The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes on the business of the Company cannot be predicted. The Company believes the future success of the Company, its subsidiaries and joint ventures will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands.

The future success of the Company and its subsidiaries and joint ventures will depend in part upon its ability to keep pace with advancing technology, evolving industry standards within the telecommunications industry and changing customer requirements in a cost-effective manner.

(i) Dependence on Key Personnel

The efforts of a small number of key management and operating personnel will largely determine the success of the Company and its subsidiaries and joint ventures and the loss of any of such persons could adversely affect the Company. The success of the Company and its subsidiaries and joint ventures also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company or any of its subsidiaries or joint ventures will be able to hire or retain necessary personnel.

(j) Commencement of Comprehensive Marketing Effort

The marketing efforts of the Company and its subsidiaries and joint ventures have been limited and it has not begun a comprehensive marketing effort in respect of its telecommunications services and has generated limited revenue. There can be no assurance that the Company or any of its subsidiaries or joint ventures will be able to attract new customers or retain existing customers.

(k) Dependence on Key Customers

The loss of, or decrease of business from, one or more significant customers of the Company or any of its subsidiaries or joint ventures could have a material adverse effect on the business, financial condition and results of operations of the Company.

(l) Dependence on Rights-of-Way and Other Third Party Agreements

The Company, its subsidiaries and joint ventures under certain circumstances must obtain easements, rights-of-way, franchises and licenses from various private parties, actual and potential competitors and various levels of government in order to construct and operate its telecommunications networks, including extensions. There can be no assurance that the Company or such subsidiary or joint venture will obtain such agreements, approvals or licenses on acceptable terms or that current or potential competitors will not obtain similar agreements that will allow them to compete against the Company, its subsidiaries and joint ventures. If any of the existing agreements were terminated or not renewed and the Company or its subsidiaries or joint ventures were forced to remove its installed network or abandon its network, such termination could have a material adverse effect on the Company. In addition, the Company or its subsidiaries or joint ventures may be required to pay high interconnection, access, common costs and other costs which may have an adverse effect on the Company's business and results of operations.

(m) Variability of Quarterly Operating Results

As a result of the limited revenues and significant expenses associated with the expansion and development of network and services of the operations of the Company, its subsidiaries and joint ventures, the Company anticipates that its operating results could vary significantly from period to period.

(n) Shareholder Conflicts and Minority Investment

The Company has invested and may invest further monies in its subsidiaries and joint ventures. There is a risk that other shareholders in or directors of these entities may have economic, legal or other interests or objectives that are inconsistent with those of the Company. There can be no assurance that conflicts will not arise, and that if they do, that they will be resolved in the Company's best interest.

(o) Country Risk

The operations of the Company, its subsidiaries and joint ventures are subject to various risks such as nationalization or expropriation of assets, import and export controls, political instability, repatriation of profits, limitations on foreign investment, restrictions on the ability to convert currency and the additional expenses and risks inherent in conducting operations in geographically distant locations with customers speaking different languages and having different cultural approaches to the conduct of business.

(p) Regulatory and Political Risk

The provision of telecommunications services is subject to significant regulation at the national, regional and local levels. Delays in receiving regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company or its subsidiaries and joint ventures. There can be no assurance that the regulators in any country will not unilaterally alter the regulatory environment to the Company's detriment.

There can be no assurance that the political climate in countries in which the Company or its subsidiaries and joint ventures have interests will remain stable. Uncertainty regarding the stability of other political systems may affect the availability and cost of international capital to businesses operating in these countries and the ability of foreign companies to repatriate funds from the country.

(q) Currency Risk

Substantially all of the business of the Company, its subsidiaries and joint ventures is conducted in foreign currencies. To the extent that receivables and payables are denominated in diverse currencies, these businesses may be exposed to significant losses from changes in the relative values of such currencies.

There can be no assurance that future currency instability will not adversely affect the Company and the results of the Company and its subsidiaries and joint ventures.

(r) Potential Anti-Takeover Provisions

The Company's board of directors has the authority, without any further vote or action by the Company's shareholders, to issue preference shares, in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although the Company has no current plans to issue any preference shares, the rights of the holders of common shares of the Company would be subject to, and may be adversely affected by, the rights of the holders of any preference shares that may be issued in the future. Issuance of preference shares could have the effect of delaying, deterring or preventing a change in control of the Company, including the imposition of various procedural and other requirements that could make it more difficult for common shareholders of the company to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent board of directors. The Company has adopted a shareholders' rights plan which contains certain dilutive features in the event of certain takeover bids of the Company.

## Environmental Protection

The Company does not expect that environmental protection requirements will have a financial or operational effect on the business the Company, its subsidiaries or joint ventures in its current year or the expected future years.

## Employees

On average the Company (excluding operating subsidiaries and joint ventures) employed twelve employees during its last financial year.

## Research and Development

During its last financial year the Company did not conduct any research and development activities.

## ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected consolidated financial information for the five fiscal years ended December 31 is set forth in the following table.

**Year ended December 31st**
**(Expressed in thousands of US dollars, except per share amounts)**

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Net Sales/ Total Revenues** | **$42,740** | **$67,444** | **$93,042** | **$35,365** | **$12,130** |
| **Income/(Loss) before Discontinued operations and Extraordinary items** | **$(52,335)** | **$(32,125)** | **$(79,432)** | **$(40,455)** | **$(12,349)** |
| **- and –** | | | | | |
| **Income/Loss before Discontinued operations and Extraordinary items – per share** | **$(1.69)** | **$(1.13)** | **$(3.69)** | **$(2.32)** | **$(0.94)** |
| **Net Income/Loss** | **$52,335** | **$(32,125)** | **$(79,432)** | **$(40,455)** | **$(12,349)** |
| **- and –** | | | | | |
| **Net income/Loss per share** | **$(1.69)** | **$(1.13)** | **$(3.69)** | **$(2.32)** | **$(0.94)** |
| **Total Assets** | **$399,621** | **$323,458** | **$296,283** | **$141,200** | **$80,874** |
| **Long Term Debt** | **$266,294** | **$190,622** | **$166,637** | **$95,635** | **$38,997** |
| **Cash Dividends Paid** | **NIL** | **NIL** | **NIL** | **NIL** | **NIL** |

**Selected consolidated financial information for the four quarters ended March 31, June 30, September 30 and December 31, 2001:**

**(Expressed in thousands of US dollars, except per share amounts)**

| | Three months ended March 31 | Six months ended June 30 | Nine months ended September 30 | Fiscal Year ended December 31 |
|---|---|---|---|---|
| Net Sales/ Total Revenues | $8,070 | $17,904 | $30,819 | $42,740 |
| Income/Loss before Discontinued operations and Extraordinary items | $(6,751) | $(19,210) | $(25,518) | $(52,335) |
| - and – | | | | |
| Income/Loss before Discontinued operations and Extraordinary items – per share | $(0.22) | $(0.62) | $(0.83) | $(1.69) |
| Net Income/Loss | $(6,751) | $(19,210) | $(25,518) | $(52,335) |
| - and – | | | | |
| Net income/Loss per share | $(0.22) | $().62) | $(0.83) | $(1.69) |

**Selected consolidated financial information for the four quarters ended March 31, June 30, September 30 and December 31, 2000:**

**(Expressed in thousands of US dollars, except per share amounts)**

| | Three months ended March 31 | Six months ended June 30 | Nine months ended September 30 | Fiscal Year ended December 31 |
|---|---|---|---|---|
| Net Sales/ Total Revenues | $21,606 | $45,934 | $60,901 | $67,444 |
| Income/Loss before Discontinued operations and Extraordinary items | $(10,550) | $(29,864) | $(53,983) | $(32,125) |
| - and – | | | | |
| Income/Loss before Discontinued operations and Extraordinary items – per share | $(0.41) | $(1.08) | $(1.92) | $(1.13) |
| Net Income/Loss | $(10,550) | $(29,864) | $(53,983) | $(32,125) |
| - and – | | | | |
| Net income/Loss per share | $(0.41) | $(1.08) | $(1.92) | $(1.13) |

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

## ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Canadian GAAP differs in certain respects from U.S. GAAP. The principal differences as they relate to the Company are: (i) the treatment of expenditures relating to product development costs; (ii) the Company's joint venture investments are accounted for on a proportionate consolidation basis under Canadian GAAP but would be accounted for on the equity basis under U.S. GAAP; and, (iii) the equity portion of the Company's convertible debentures is included under the equity section of the balance sheet under Canadian GAAP but would be included in non-current liabilities under U.S. GAAP.

The Company's historical financial results of operations may not be indicative of our future results of operations. The Company's future financial results of operations may be affected by a number of factors, including, but not limited to:

- All of the Company's subsidiaries and joint ventures are development stage companies, which are in the process of developing capital intensive businesses, and their results of operations are anticipated to fluctuate from period to period.
- Other risks described under the section entitled "Risk Factors."

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and all entities, which are controlled by the Company, referred to as subsidiaries. The accounts of the Company's subsidiaries are included from the date of acquisition. Entities subject to significant influence are accounted for using equity accounting. As at December 31, 2001, the Company's 42% interest in NeTrue Communications Inc. ("NeTrue") and 45% interest in Highpoint Telecommunications ("Highpoint") are accounted for using equity accounting. Entities, which are jointly controlled, referred to as joint ventures, are accounted for using proportionate consolidation. The Company's 49% interests in Bestel, S.A. de C.V. ("Bestel") and New World network Holding, Ltd. ("New World") are considered to be joint ventures for accounting purposes as they are subject to agreements which provide for joint control by the participants. These percentage figures are undiluted and do not reflect any options, warrants or other convertible securities which may have been issued by these other entities and which remain outstanding.

During 2000, Highpoint and NeTrue issued share capital for cash and in consideration for the acquisition of certain businesses which has resulted in a dilution in the Company's interests in Highpoint and NeTrue, from approximately 61% to 45% and from approximately 58% to 42%, respectively. Effective October 1, 2000, the Company changed its accounting method from full consolidation to equity accounting for its investments in Highpoint and NeTrue. Accordingly, the Company's consolidated balance sheet does not include Highpoint's and NeTrue's assets and liabilities on a line by line basis. Furthermore, the Company's consolidated statement of operations includes Highpoint's and NeTrue's statement of operations on a line by ling basis up to September 30, 2000. Commencing October 1, 2000, the Company's share of Highpoint's and NeTrue's net earnings are included as a component of equity interest in net loss of investments.

In 2001, the Company adopted the Canadian Institute of Chartered Accountant's new recommendations on earnings per share calculations. Under these recommendations, diluted earnings per share under Canadian GAAP is calculated using the treasury share method which is consistent with the calculation under United States GAAP for diluted earnings per share. Consequently, the prior year's financial information has been restated to reflect this change, however, there was no impact on the figures presented.

## Overview

The Company is a telecommunications company based in Vancouver, B.C., Canada. The Company invests in development stage telecommunications projects requiring substantial capital. As at December 31, 2001, the Company's principal business comprised of a joint venture interest in Bestel and a joint venture interest in New World.

### *Bestel, S.A. de C.V.*

The Company indirectly owns 49% (undiluted) of the equity interest in Bestel. Bestel is a Mexican facilities-based provider of technologically advanced high bandwidth and fiber optic telecommunications and data services. Bestel offers a broad range of integrated telecommunications solutions to carriers, competitive local exchange carriers (CLECs), Inernet service providers (ISPs) and application service providers (ASPs), and large corporate and government customers in Mexico. Bestel has designed and constructed a technologically advanced fiber optic network in Mexico. Bestel commenced operations as a telecommunications provider in Mexico in 1998. Bestel's network currently extends over 7,000 route kilometers (including approximately 3,000 km of leased, purchased and swapped fiber) with points-of-presence in two U.S. cities and 19 Mexican metropolitan areas, including Mexico City, Monterey and Guadalajara, the three largest cities in Mexico, and covers over 60% of Mexico's population and most of its wealth. Bestel has completed two of the four planned phases of its network. Bestel has partially completed phase 3 of its network. On completion this phase will expand the network along the west coast of Mexico.

### *New World Network Holdings, Ltd.*

The Company indirectly owns a 49% interest (undiluted) in New World, a telecommunications carrier's carrier. New World owns approximately 86.4% of ARCOS-1, a state-of-the-art submarine broadband fiber optic network that connects the United States with Mexico and Puerto Rico and twelve countries of the Central America, South America and Caribbean region.

### *Other*

The Company owns an approximate 45% interest in Highpoint and an approximate 42% interest in NeTrue, which interests have been written off by the Company.

## Liquidity and Capital Resources

During 2001 and subsequently, the Company entered into the following financing transactions:

*Short Term Loans*

As at December 31, 2001, the Company had outstanding short term loans of approximately $14.1million, of which approximately $1 million was subsequently retired from the proceeds of a private placement completed by the Company in April 2002. The maturity on the balance outstanding under the loans, together with interest payments thereon has been extended to June 30 2002. Interest accrued during 2001, together with bonuses and debt extension fees in respect of such loans in the aggregate amount of $3,296,450 was paid by the Company in the form of a shares-for-debt settlement with individual lenders pursuant to which the Company issued an aggregate of 1,608,979 common shares at prices ranging from $0.80 to $2.25

*10% Convertible Secured Debentures and Warrants*

In February 2001, the Company completed a private placement of an additional 10% convertible debenture in principal amount of $1 million and warrants exercisable to acquire 62,500 common shares of the Company to increase the total amount of 10% convertible debentures outstanding to $7.9 million. The Company repaid the 10% convertible debentures on March 29, 2001. The warrants are outstanding and exercisable on or before February 7, 2006 for the purchase of common shares of the Company at an exercise price of $4.80 per share, subject to adjustment under certain circumstances if the Company issues common shares or common share equivalents at a price less than the exercise price of the warrants.

*9% Convertible Debentures due 2003*

As at December 31, 2001 the Company had outstanding 9% Convertible Debentures due 2003 with an aggregate principal amount of $38,560,000 (for financial statement presentation purposes the liability component is presented as $34,975,000 with the balance recorded under the equity section of the balance sheet) which amount includes $7,060,000 added to the principal in respect of interest payments up to December 31, 2001. At the Company's option, interest can be paid in cash or added to principal. As at December 31, 2001 the debentures (including interest) are convertible at a rate of $9.20 per share, subject to adjustment under certain circumstances. A holder may elect that the Company redeem the debentures upon certain events including the Company's common shares being no longer listed or quoted on the AMEX, the Nasdaq National Market or the New York Stock Exchange, the sale of all or substantially all of the Company's assets, a transaction pursuant to which any group becomes the beneficial owner of more than 50% of the voting power of the Company, or the consolidation, merger or other business combination of the Company with or into any other entity, immediately following which our prior shareholders fail to own at least 50% of the voting power of the surviving entity.

*Other*

In March 2001, the Company completed a sale of a 51% interest in a promissory note issued by Bestel (the "Bestel Note") then outstanding in principal amount of $21.6

million. The Company retained a 49% participation interest in the promissory note. The Company received gross proceeds from the sale in the amount of $13,000,000. A portion of the proceeds was used to retire the Company's indebtedness including all of its indebtedness under 10% convertible secured debentures outstanding on March 29, 2001. The 49% participation interest was repurchased by the Company in July 2001 and subsequently utilized to fund the Company's share of capital contributions to Bestel in 2001 in order to maintain its proportionate interest in Bestel.

In October 2001, the Company completed a sale of a twenty per cent interest in the Bestel Note, then outstanding in principal amount of $11.4 million. The applicable purchase price for the sale was $2 million of which approximately $1.6 million was utilized to extinguish loan obligations to the purchaser by the Company and the balance was utilized as working capital for the Company, its subsidiaries and affiliates. In connection with the transaction, the Company granted certain guarantees in favour of the purchaser. The Company's Chairman, W. Gordon Blankstein also granted guarantees on behalf of the Company to the purchaser in consideration for which the Company issued to Mr. Blankstein 242,579 common shares at a deemed issuance price of $1.90 per share.

*Equity Financings*

In January 2001, the Company completed a private placement of 50,000 common shares issued at $6.00 per share for gross proceeds of $300,000 utilized as working capital for the Company, its subsidiaries and affiliates.

During 2000, Global issued 1,268,152 common shares pursuant to the exercise of options at exercise prices ranging between Cdn.$1.66 to Cdn.$8.89 per share for gross proceeds of approximately $6.4million primarily utilized by the Company for mandatory capital contributions to Bestel and the balance as working capital for the Company, its subsidiaries and affiliates. No warrants were exercised during 2001.

In April 2002, the Company completed a private placement of units issued at $0.80 per unit for gross proceeds of approximately $2.1million. Each of the units consists of one common share of the Company and one-half of a non-transferable share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of the Company at an exercise price of $0.80 during a two-year exercise period. In connection with the private placement of the units, the Company has issued 2,681,320 common shares and 1,340,660 warrants. In addition a further 81,790 common shares will be issued in consideration of commissions and finders' fees at a deemed issuance price of $0.80 per share. A portion of the proceeds from the private placement were used by the Company to retire indebtedness under short term loans and the balance as working capital for the Company, its subsidiaries and affiliates.

**Project Expenditures, Activities and Future Capital Requirements**

The Company anticipates that it will require further working capital requirements of $2 million for 2002 excluding payments required in connection with its short term loans and outstanding current obligations. In the event that these obligations cannot be refinanced or successfully renegotiated the Company will require additional capital in 2002. There can be no assurance that the Company's actual capital requirements for 2002 will not exceed management's expectations.

The Company's subsidiaries and joint ventures are in the early stages of their development and as such are expected to require additional funding to either meet current operating requirements or to fund capital expenditures or expansion programs.

In the event that a subsidiary or joint venture seeks to obtain additional equity then the Company will make a decision as to whether it wants to participate in such equity offering either to maintain its proportionate interest, increase its interest, or to reduce any prospective dilution of its interest. Under certain circumstances the Company may loan or advance funds to a subsidiary or joint venture to provide capital to meet immediate requirements. In the event that the Company decides to make an additional equity investment in a subsidiary or joint venture, advance funds as a loan to a subsidiary or joint venture, or make an additional acquisition then the Company will likely have to raise additional capital either through a public or private debt or equity offering or through the sale of an interest in a subsidiary or joint venture. There can be no assurance, however, that the Company will be able to raise additional capital on terms that are favorable to the Company.

The following discussion describes the financing activities and the anticipated future capital requirements of Bestel and New World.

*Bestel*

As of December 31, 2001, Bestel's outstanding debt was comprised of the 12 ¾% senior notes with a principal amount of $144.7 million at maturity in May 2005 and loans under vendor financing agreements with a total amount of approximately $30 million at interest rates at LIBOR plus 4.95% per annum and debt due to affiliates of approximately $7 million.

In 2001, the Company and Odetel contributed $49.1 million as additional capital to Bestel, of which the Company's subsidiary, GST Mextel, Inc., contributed $22.8 million representing its 49% proportionate share (undiluted), including $14.4 by way of capitalizing a portion of the principal payable under the Bestel Note.

Bestel commenced commercial operations in Mexico in 1998 and has generated revenues on a consistent basis since then although such revenues have not been sufficient to cover all of its net cash requirements including debt service payments and principal repayments. Under the current market conditions Bestel will likely continue to incur losses in future periods. Bestel's operational and capital requirements in 2002 are expected to be funded using cash on hand, cash flow from operations, and available credit facilities. Bestel may need to complete further financings or additional equity offerings to fund its obligations and will require additional capital to fund any capital or expansion programs. On May 15, 2002 Bestel did not make its semi-annual interest payment in the amount of approximately $9,000,000 in respect of its 12 ¾% Senior Discount Notes due

2005. In the event that this interest payment is not made, or satisfactory arrangements are not made with the bondholders, before June 15, 2002 then a default under the indenture covering the Senior Discount Notes would likely have occurred which would result in an acceleration of the principal amount of $144,741,000 which would otherwise be due on May 15, 2005.

*New World*

As at December 31, 2001, New World has outstanding bank debt consisting of an unsecured bridge loan, a senior secured loan, and a revolving working capital faculty in the aggregate amount of $335 million. The senior secured facility carries interest at the rate of LIBOR plus 3.25% per annum. The unsecured bridge loan carries interest at the rate of LIBOR plus 6% per annum increasing by 0.25% at the end of each quarter thereafter commencing October 1, 2000 up to a maximum of 18% per annum provided that the cash interest component shall not exceed 15% per annum. As at December 31, 2001, New World had placed $47 million in escrow to cover certain interest payments related to the bridge loan and payments to contractors. In the event that the bridge loan was not financed within one year from June 2000 then it would be extended for additional periods up to a final maturity no later than 10 years from June 2000. The maturity date for the bridge loan is June 14, 2010. In connection with the bridge loan, New World granted to Barclays, subject to certain criteria, which included the bridge loan being outstanding for specified time periods. The warrants, of which were 1,331,602 were issued during 2001, vest immediately, have an exercise price of $0.01 per share and expire in 10 years. As of December 31, 2001, New World had drawn $150 million on the construction loan facility and $10 million on the revolving credit loan, which will mature on June 14, 2007 and bears interest at an annual initial rate of LIBOR plus 3.25%. The default rate is 2.00% above the otherwise applicable rates. These loans are secured by liens on substantially all of New World's assets, including its interest in ARCOS-1.

As of December 31, 2001 New World Network had commenced only limited commercial operations although it had substantially completed the construction of the ARCOS-1 network in the Caribbean region. New World experienced losses in 2000 and 2001 and will likely continue to incur losses in future periods. New World's primary sources of funds have been derived from equity investments by shareholders and credit facilities. New World's operational and capital requirements in 2002 are expected to be funded using cash on hand, cash flow from operations, and available credit facilities. New World has an unfunded periodic interest payment in the amount of approximately $4,000,000 due in August 2002 in respect of certain of its outstanding indebtedness. Because of certain reserve clause covenants in connection with New World's credit facilities it is unlikely that this payment will be made through cash flow from operations. If necessary, New World proposes to fund this obligation through an equity offering to its shareholders. New World may be required to do further financings in the event that expected revenues are not achieved on a timely basis to allow it to meet its other obligations as they become due. In addition, beginning in 2002, New World's credit facilities contain financial covenants with respect to maintaining certain interest coverage and present value coverage ratios and achieving certain minimum quarterly cumulative capacity sales. Failure to comply with the financial covenants will not constitute an event of default but will attach certain restrictions to New World. New World is not in compliance with certain of these financial covenants at March 31, 2002.

**Changes in Financial Position**

*Operations* For the year ended December 31, 2001, the Company utilized net resources in respect of operating activities of $15.2million (2000 - $12.1 million). Because the Company and its operating subsidiaries and joint ventures have only recently commenced operations or are still under development, these operating subsidiaries and joint ventures are not yet generating sufficient revenue to fully cover costs and expenses.

*Financing* The Company's net resources provided from financing activities for the year ended December 31, 2001 was $104.7million (2000 - $98.0 million), which was primarily derived from the issuance of long-term debt by New World ($75.9million). For the year ended December 31, 2000 net resources provided from financing activities was $98 million comprised primarily from the issuance of share capital by the Company ($66.2 million) and by subsidiaries to non-controlling interests ($11.2 million) and the issuance of convertible debentures by the Company ($6.944 million).

*Investments* For the year ended December 31, 2001 net resources utilized for investment purposes were $99.2 million. This investment activity consisted primarily of the acquisition of capital and other assets by the Comppany's joint ventures in the amount of $130.2 million. For the year ended December 31, 2000 net resources utilized for investment purposes was $79.4 million. This investment activity consisted primarily of the acquisition of capital and other assets by the Company's subsidiaries and joint ventures for a net amount of $86.2 million and in respect of acquisitions by the Company's subsidiaries and joint ventures in the amount of $43.4 million. The Company's disproportionate share of its loans to Bestel increased by $1.8 million during 2000.

*Cash and Cash Equivalents*: The Company's consolidated cash and cash equivalent position was $12.4 million at December 31, 2001 (2000 - $22.1 million).

**Results of Operations**

*Years ended December 31, 2001 and 2000*

*Revenues* The Company generated consolidated revenues of $42.7million during the year ended December 31, 2001 and $67.4 million during the year ended December 31, 2000. The revenue in 2001 was primarily derived from telecommunications sales made by Bestel ($42.7 million). The revenue in 2000 was primarily derived from the Company's interest in Highpoint ($42.4 million), NeTrue ($3.9 million) and the Company's proportionate share of dark fiber sales and telecommunication sales made by Bestel ($21.1 million). During 2000, Highpoint's revenue was primarily derived from

Highpoint's interests in North American Gateway ($38.5 million) and Axxon ($3.9 million).

*Cost of Revenues* Consolidated direct cost of revenues for the year ended December 31, 2001 was $17.1 million and $54.1 million for the year ended December 31, 2000. The direct cost of revenue in 2001 includes the Company's proportionate share of cost of telecommunication sales made by Bestel ($16 million). The direct cost of revenue in 2000 includes the Company's proportionate share of the cost of dark fiber and telecommunication sales made by Bestel ($7.4 million) and the direct cost of revenue incurred by Highpoint ($43.3 million) and NeTrue ($3.4 million) during the period.

*Operating Expenses* Operating expenses include general and administrative expenses, engineering and development costs, and selling and marketing expenses. Consolidated operating expenses for the year ended December 31, 2001 were $32.5 million and $45.6 million for the year ended December 31, 2000. The largest component of operating expenses is general and administrative expenses of $23.5 million in 2001 and $38 million in 2000. The decrease in 2001 from 2000 is attributable to the elimination form the Company's operating results in 2001 of Highpoint's and NeTrues results from operations.

*Amortization* Consolidated amortization recorded by the Company for the year ended December 31, 2001 was $ 12.1 million and $17.3 million for the year ended December 31, 2000. The decrease in amortization expense in 2001 is primarily attributable to the results of operations for 2000 included the results for Highpoint and NeTrue up to October 1, 2000. The Company no longer consolidated Highpoint and NeTrue after that date because its equity interest was reduced.

*Interest Income and Expense* Consolidated net interest expense for the year ended December 31, 2001 was $32.5 million and $25.6 million for the year ended December 31, 2000. The increase from 2000 to 2001 is attributable to increased borrowings by New World under its credit facilities with Barclays as it completed construction of ARCOS-1 and the inclusion of New World for all of 2001 and only six months in 2000..

*Loss* The consolidated net loss for the year ended December 31, 2001 was $40.9 million and $32.1 million for the year ended December 31, 2000. The increase from 2001 over 2000 is attributable to the inclusion of New World in the Company's results for all of 2001 and only six months in 2000. New World did not commence operations until late 2001 (prior to that time it was constructing its network).

## ITEM 7: MARKET FOR SECURITIES

The Company's shares are listed and posted for trading on the Canadian Venture Exchange Inc. under the symbol "GGB.U" and on The American Stock Exchange under the symbol "GBT".

## ITEM 8: DIRECTORS AND OFFICERS

The term of office for the Company's directors, officers and members of its committees expires at its annual general meeting each year. The Board of Directors, following each annual general meeting, re-appoints the Company's officers and members of its various committees.

The name, municipality of residence, position with, expiry date of positions, and principal business or occupation in which each of the directors and officers of the Company has been engaged during the immediately preceding five years, is set forth on the following page.

| NAME AND MUNICIPALITY OF RESIDENCE | POSITION |
|---|---|
| W. GORDON BLANKSTEIN(1)(2)<br>Langley, British Columbia | Chairman of the Board of Directors and Chief Executive Officer |
| SENATOR LARRY L. PRESSLER(3)(4)(5)<br>Washington, D.C. | Director(6) |
| MANUEL VAZQUEZ ARROYO ALDRETE<br>Guadalajara, Mexico | Director(6) |
| DR. THOMAS E. SAWYER(2)(3)(4)<br>Orem, Utah | Director(6) |
| DONALD D. MACFAYDEN(1)(2)<br>Vancouver, British Columbia | Chief Financial Officer, Vice-President, Finance and Secretary(6) |
| ROBERT C. GARDNER, Q.C.(3)(4)(5)<br>Whistler, British Columbia | Director(6) |
| KEVIN PAUL<br>Monaco | Director(6) |
| FRANK BLOUNT<br>Atlanta, Georgia | Director(6) |
| ALBERTO CARRIZOSA<br>Miami Beach, Florida | Director(6) |

(1) Member of Finance Committee (Chairman: W. Gordon Blankstein)
(2) Member of Executive/Management Committee (Chairman: W. Gordon Blankstein)
(3) Member of Audit Committee (Chairman: Larry Pressler)
(4) Member of Compensation Committee (Chairman: Robert C. Gardner).
(5) Member of Nominating Committee (Chairman: Robert Gardner)
(6) Retiring from the Board as of June 28, 2002

**W. Gordon Blankstein** has been Chairman of the Board of the Company since October 1996 and Chief Executive Officer since November 1999. He devotes all of his productive time to the Company's affairs. He is also Chairman of the board of directors of New World. He also serves as a director of Bestel. Mr. Blankstein holds a bachelor's degree and a M.B.A. from the University of British Columbia.

**Senator Larry L. Pressler** has been a director of the Company since June 1997 and will retire from the Company's board as of June 28, 2002. He is the principal author of the U.S. *Telecommunications Act of 1996*. He is a partner with O'Connor Hannan, a law firm in Washington, D.C. Senator Pressler was a member of the United States Senate from 1979 to 1996.

**Manuel Vazquez Arroyo Aldrete** has been a director of the Company since June 1997 and will retire from the Company's board as of June 28, 2002. He is the Chairman of the Board of Grupo Varo (since September 1981) and Bestel (since Bestel's establishment).

**Thomas E. Sawyer** has been a director of the Company since April 1998 and will retire from the Company's board as of June 28, 2002. He was the Chairman of the board of directors of NeTrue from December 1999 to May 2002. Dr. Sawyer served as Chief Technology Officer of the Company from November 1999 to January 2002. He was the Chairman Emeritus of NACT Telecommunications, Inc. from November 1996 to April 1998, as one of its directors from 1982 to November 1996 and as its Chief Executive Officer from October 1988 to March 1996.

**Donald D. MacFayden** has been a director of the Company since June 11, 2001 and will retire from the Company's board as of June 28, 2002. He has been the Chief Financial Officer of the Company since December 1, 1997, Vice-President, Finance since June 1999 and Secretary since November 1998. He devotes all of his productive time to the Company's affairs. Prior to joining the Company, Mr. MacFayden was employed by Canaccord Capital Corporation, a member of CDNX, the Montreal Exchange and the Toronto Stock Exchange. He holds a B.Sc. degree from McGill University and a M.B.A. from Queens University. He is a Chartered Accountant and a Chartered Financial Analyst.

**Robert C. Gardner, Q.C.** has been a director of the Company since November 1999 and will retire from the Company's board as of June 28, 2002. Mr. Gardner is a member of the bar of British Columbia and the principal of Gardner & Associates, a law firm in British Columbia. He was appointed as Queen's Counsel in 1986. He holds an M.A. and a LL.B. from Cambridge University and is also called to the bar of England.

**Kevin Paul** has been a director of the Company since June 22, 2000 and will retire from the Company's board as of June 28, 2002. Mr. Paul is the founder of and has been the Chief Executive Officer of Muirgroup.com, a telecommunications investment bank since March 1997.

**Frank Blount** has been a director of the Company since June 22, 2000 and will retire from the Company's board as of June 28, 2002. Mr. Blount has been the Chairman of MyPrice, an e-commerce company, since March 2000. From January 1992 to February 1999, Mr. Blount was the Chief Executive Officer of Telstra Corporation Limited, Australia's largest provider of telecommunications services with extensive Internet operations. Prior to joining Telstra Corporation Limited in 1991, Mr. Blount spent 30 years as an executive with AT & T Corporation and Southern Bell (now BellSouth) in network operations in the United States. Mr. Blount's final position at AT & T Corporation was Group President, reporting to the CEO. Mr. Blount has been a director of Broken Hill Proprietary Co., Australia's largest resources company, since March 1999. Mr. Blount is also a director of National Australia Bank Limited (since March 1999), internationally known telecommunications equipment vendors Alcatel and Adtran Inc. (since April 1999), Caterpillar Inc. (since September 1995) in the United States and building materials company, Pioneer International Ltd. (since February 1999).

**Alberto Carrizosa** has been a director of the Company since January 26, 2001 and will retire from the Company's board as of June 28, 2002. Mr. Carrizosa was a Co-Founder and served as Chairman of the board of directors of New World from its inception until June 2000, and currently serves as its Vice-Chairman. Mr. Carrizosa has served as President of I.C. Inversiones, an infrastructure development conglomerate since May 1997. Mr. Carrizosa served as General Manager of Industrias y Construcciones from March 1993 to April 1997. Mr. Carrizosa also serves as director of Orbinet S.A. and Orbinet Overseas Limited. He served as a Vice-Chairman and subsequently as Chairman of the board of directors of Granahorrar, a Columbia financial institution from 1996 to 1998. Mr. Carrizosa has a bachelor degree in Business Administration from Boston University.

*Voting Securities held by Directors and Officers*

As of May 21, 2002, the Company's directors and senior officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 644,337 common shares, representing approximately 2% of the currently issued and outstanding voting shares, being the common shares of the Company. In addition, the Company's directors and senior officers, as a group, hold incentive stock options for the purchase of an aggregate of 3,797,237 additional common shares in the capital of the Company, which options are exercisable at prices ranging from CDN$5.30 to CDN$8.96 and from US$2.00 to US$12.625 per common share, of which 1,705,696 are subject to cancellation by the Company on of before September 18, 2002 and negative covenants prohibiting exercise prior to cancellation.

*Cease Trade Orders*

A director of the Company, Kevin Paul was also a director Highpoint's European affiliate, Kast Telecom Europe S.A. (Kast) at the time that a cease trade order was issued against Kast by the Alberta Securities Commission ("ASC") on July 20, 2001 for Kast's failure to file with the ASC and mail to shareholders in Alberta the audited financial statements for the year ended December 31 2000 and unaudited interim statements for the period ended March 31, 2001, which order remains in effect. Mr. Paul was also a director of Kast at the time that a cease trade order was issued against Kast by the British Columbia Securities Commission ("BCSC") on June 19, 2001 also pertaining to Kast's failure to the file such financial statements with the BCSC.

Messrs. W. Gordon Blankstein and Robert Gardner, both directors of the Company were also directors of Integrated Communications Industries Inc. ("Integrated") at the time that a cease trade order was issued against Integrated by the British Columbia Securities Commission on July 23, 2001, pertaining to Integrated's filing of audited financial statements and quarterly reports for the year ended June 30, 2000, which the BCSC considers do not comply with the Rules of the Securities Act (B.C) and failing to file a material change report in the form required by the BCSC, which order remains in effect. Mr. Gardner was also a director of Integrated at the time that a cease trade order was issued against Integrated by the ASC on March 15, 2002 pertaining to Integrated's failure with the ASC and to mail to shareholders in Alberta audited financial statements for the year ended June 30, 2001 and unaudited interim statements for the periods ended SPetember 20 and December 31, 2001, which order remains in effect.

## ITEM 9: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Proxy Circular dated May 22, 2002 and distributed to the Company's shareholders for its annual general meeting to be held on June 28, 2002. Additional financial information is provided in the Company's comparative audited financial statements for its most recently completed financial year ended December 31, 2001. A copy of such documents may be obtained, upon request, from the Company at its corporate head office located at #530 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2.